7/15

04035570

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tai Cheung Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

FILE NO. 82- 3528 FISCAL YEAR 3-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/19/04

Tai Cheung Holdings Limited

(Incorporated in Bermuda with limited liability)

2004 Annual Report

ARIS
3-31-04

Financial Highlights

	2004	2003 (As restated)	Percentage
	HK$Million	*HK$Million*	Change
Profit/(Loss) Attributable to Shareholders	**101.4**	(290.4)	N/A
Dividends	**30.9**	12.4	+150%
Shareholders' Funds	**4,496.4**	4,103.0	+10%
Earnings/(Loss) Per Share	**$0.16**	($0.47)	N/A
Dividends Per Share	**$0.05**	$0.02	+150%

Corporate Information

Board of Directors
David Pun CHAN *Chairman*
Ivy Sau Ching CHAN
*Karl Chi Leung KWOK
Wing Sau LI
*Benedict Cho Hung WOO

** Independent non-executive directors*

Audit Committee
Karl Chi Leung KWOK *Chairman*
Ivy Sau Ching CHAN
Benedict Cho Hung WOO

Secretary
Ivy Yee Har TAM

Bankers
Citibank, N.A.
Hang Seng Bank Limited
The Bank of East Asia, Limited
The Hongkong and Shanghai Banking Corporation Limited
UFJ Bank Limited

Auditors
PricewaterhouseCoopers
Certified Public Accountants

Registered Office
Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

Head Office
20th Floor, The Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: 2532 2688, 2522 3112
Fax: 2810 4108
2868 5230
2877 2487
Website: http://www.taicheung.com

Principal Registrars
Butterfield Fund Services (Bermuda) Limite
Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

Registrars in Hong Kong
Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai,
Hong Kong.

Depositary
The Bank of New York
American Depositary Receipts
101 Barclay Street,
22nd Floor West,
New York, NY 10286,
U.S.A.

Biography of Directors and Senior Management

Directors

David Pun CHAN, SB HonLLD

David Pun CHAN, 53, joined the group in 1973, appointed a director of its holding company in 1975 and Chairman in 1981. He has more than 25 years' experience in construction, property development and investment businesses. Currently, he is a member of the Dean's Advisory Council of MIT Sloan School of Management and Council of Lingnan University, a committee member of The Chinese General Chamber of Commerce and a director of The Hong Kong Real Estate Developers Association. He is the brother of Ivy Sau Ching Chan, another director of the Company.

Ivy Sau Ching CHAN, BA

Ivy Sau Ching CHAN, 51, has been a director of the group's holding company since 1981. She is currently a Partner with Messrs Woo, Kwan, Lee & Lo. She advises on legal matters of the businesses of the group. She is the sister of David Pun Chan, another director of the Company.

Karl Chi Leung KWOK, BA MBA

Karl Chi Leung KWOK, 55, has been a director of the group's holding company since 1983. He has more than 25 years' management experience in the banking and finance businesses. He is Chairman of Wing On International Holdings Limited, Wing On Company International Limited, Hong Kong Coaching Committee of Hong Kong Sports Development Board and the Board of Trustees of Chung Chi College of The Chinese University of Hong Kong, a member of University Council of The Chinese University of Hong Kong, Council of City University of Hong Kong and Inland Revenue Board of Review, a trust member of The Outward Bound Trust of Hong Kong Limited, an adjudicator of Registration of Persons Tribunal, President of Hong Kong Yachting Association and Vice President of Sports Federation & Olympic Committee of Hong Kong, China.

Wing Sau LI, BA DipMS

Wing Sau LI, 51, joined the group in 1994, appointed a director of its holding company in 1997. Prior to joining the group, he worked as project manager of a project and construction management consultant company in Canada. He has more than 25 years' project management experience both in Hong Kong and Canada. He is also the Controller – Project and Construction of the group.

Benedict Cho Hung WOO, BSc

Benedict Cho Hung WOO, 66, appointed a director of the group's holding company in 2000. He is a consultant to Messrs T.S. Tong & Co. Solicitors.

Senior Management

Head of Construction

Sun Yuen LEE, BSc MASc, 62, the Construction Manager of the group. He joined the group in 1991, prior to which he was construction manager of major listed property developers. He has more than 25 years' experience in the construction industry both in Hong Kong and Singapore.

Biography of Directors and Senior Management

Senior Management (continued)

Head of Sales and Property Management

Ting Wah YUEN, FCCA, 52, the Property Manager of the group. He joined the group in 1980 initially as accountant and subsequently transferred to the Sales and Property Management division in 1991. Prior to joining the group, he was an internal auditor with a listed company. He has more than 25 years' experience in commercial and public accounting, corporate auditing, property management and property sales.

Head of US Operations

Chi Hung POON, BA MSc MBA, 57, the Vice President of the US Operations. He joined the group in 1988. He has more than 25 years' experience in property development, civil engineering and construction in the United States. He is the cousin of David Pun Chan and Ivy Sau Ching Chan, the directors of the Company.

Head of Accounts and Finance

Wai Lim LAM, MBA FCCA AHKSA AICPA, 40, the Chief Accountant of the group. He joined the group in 1996. He has more than 15 years' experience in commercial and public accounting.

Head of Secretarial

Yee Har TAM, FCIS, 53, the Secretari Manager of the group. She joined the gro in 1981, prior to which she was a charter secretary and legal officer of an internatior company. She has more than 25 yea company secretarial experience.

Head of Information Technology

Wing Ip TANG, MBA, 54, the I T Manag and also the Senior Manager of Corpora Affairs of the group. He joined the gro in 1979 initially as accountant a subsequently transferred to the Informati Technology division in 1982. Prior to joini the group, he was an internal auditor w a listed company. He has more than years' experience in commercial accountir corporate auditing and informati technology.

Head of Human Resources

Kam Fung WONG, MBA, 39, the Hum Resources Manager of the group. She join the group in 1993, prior to which she w the assistant personnel manager of international hotel group. She has more th 15 years' human resources manageme experience.

Report of the Directors

The directors have pleasure in submitting their report together with the audited accounts for the year ended 31st March 2004.

Principal Activities

The principal activity of the company is investment holding. The principal activities of its subsidiaries include property investment and development, investment holding and property management. Details are set out in note 29 to the accounts.

An analysis of the group's performance for the year by business and geographical segments is set out in note 2 to the accounts.

Results and Appropriations

The results of the group for the year are set out in the consolidated profit and loss account on page 11.

The directors declared an interim dividend of HK 2 cents per ordinary share, totalling HK$12.4 million, which was paid on 20th February 2004.

The directors recommend the payment of a final dividend of HK 3 cents per ordinary share, totalling HK$18.5 million, to persons registered as shareholders on 1st September 2004.

Reserves

Movements in the reserves of the group and the company during the year are set out in note 20 to the accounts.

Fixed Assets

Details of the movements in fixed assets of the group are set out in note 11 to the accounts.

Financial Summary

A five years financial summary of the group is set out on page 44.

Long Term Liabilities

Details of the long term liabilities of the group are set out in note 21 to the accounts.

Major Properties

Particulars of major properties of the group are set out on pages 42 and 43.

Directors

The directors in office during the year and up to the date of this report are Messrs David Pun Chan, Karl Chi Leung Kwok*, Wing Sau Li, Benedict Cho Hung Woo*, and Ms Ivy Sau Ching Chan.

In accordance with Bye-law 84 of the company's Bye-laws, Mr Benedict Cho Hung Woo retir from the board by rotation and, being eligible, offers himself for re-election at the forthcomir annual general meeting.

None of the directors has a service contract with the company which is not determinable with one year without payment of compensation.

* independent non-executive directors

Biography of Directors and Senior Management

The biographical details of the directors and senior management are set out on pages 3 and 4.

Directors' Interests

At 31st March 2004, the interests of the directors and chief executive in the shares of the compa as recorded in the register maintained under section 352 of the Securities and Futures Ordinan ("SFO") were as follows:

	Number of shares				
Name	Personal interests	Family interests	Corporate interests	Other interests	**To**
David Pun Chan	107,908,971	–	*61,335,074	–	**169,244,0**
Ivy Sau Ching Chan	20,132,706	–	–	–	**20,132,7**
Karl Chi Leung Kwok	221,212	–	–	–	**221,2**
Wing Sau Li	54,000	–	–	–	**54,0**

*Note: Such shares were held through a corporation wholly owned by Mr David Pun Chan.

All the interests disclosed above represent long position in the shares of the company.

Save as disclosed above, no directors, chief executives or their associates had any interest or sh position in the shares of the company or any of its associated corporations (within the meaning Part XV of the SFO) as recorded in the register required to be kept under section 352 of the S or as otherwise notified to the company and The Stock Exchange of Hong Kong Limited (t "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Lis Issuers.

During the year, the company did not grant to the directors or chief executive any right subscribe for shares of the company.

No contracts of significance in relation to the group's business to which the company or its subsidiaries was a party and in which a director of the company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

At no time during the year was the company or its subsidiaries a party to any arrangement to enable the directors of the company to acquire benefits by means of the acquisition of shares in, or debentures of, the company or any other body corporate.

Substantial Shareholders

At 31st March 2004, the register of substantial shareholders maintained under section 336 of the SFO showed that the company has been notified of the following interest, being 5% or more in the company's issued share capital. This interest is in addition to those disclosed above in respect of the directors and chief executive:

Name	Number of shares
Chan Poon Wai Kuen	96,185,380

All the interests disclosed above represent long position in the shares of the company.

Save as disclosed above, the company has not been notified by any other person (other than a director of the company disclosed above) who has an interest or short position in the shares of the company which are required to be recorded in the register kept by the company pursuant to section 336 of the SFO as at 31st March 2004.

Purchase, Sale or Redemption of Shares

The company has not redeemed any of its shares during the year. Neither the company nor any of its subsidiaries has purchased or sold any of the company's shares during the year.

Pre-emptive Rights

No pre-emptive rights exist under Bermuda law in relation to issue of new shares by the company.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the company were entered into or existed during the year.

Major Suppliers and Customers

For the year ended 31st March 2004, the five largest suppliers and the largest supplier of th group accounted for approximately 87% and 54% respectively of the group's total purchases an the five largest customers and the largest customer of the group accounted for approximate 10% and 3% respectively of the group's turnover.

At 31st March 2004, none of the directors, their associates or any shareholder (which to th knowledge of the directors owned more than 5% of the company's share capital) had a benefici interest in any of the group's five largest suppliers or five largest customers.

Operational Review

Liquidity and Financial Resources

The group's funding requirements are met with cash on hand, internally generated cash and, t the extent required, by external floating rate bank borrowings. Other sources of funds incluc dividends received from associated companies.

At 31st March 2004, the group's borrowings net of cash, was HK$201.3 million as compared wi HK$165.3 million last year. The group's borrowings were secured by certain investment properti and other properties held by the group with a total carrying value of HK$966.4 millio Approximately 88.4% of the group's borrowings were denominated in Hong Kong dollars and tl remaining 11.6% were in United States dollars. The US dollar loans are directly tied in with tl business of the group's US operations, and therefore these loans are substantially hedged l assets in the same currency.

As at year end, approximately 78.8% of the group's borrowings were payable within one year ar 21.2% were payable between two to five years.

The gearing ratio, which is calculated as the ratio of the bank borrowings to shareholders' func is maintained at a low level of 5.8% at 31st March 2004, when compared to 5.9% last year.

Committed borrowing facilities available to the group, but not drawn at 31st March 2004, amount to HK$291.7 million. Together with the receipts over the next twelve months from tenants ar purchasers of the group's properties, the liquid funds of the group is adequate to meet tl anticipated working capital requirement in the coming year.

Treasury Policies

The group's overall treasury and funding policy is that of risk management and control. The asse and liabilities of the group are denominated either in Hong Kong or United States dolla Accordingly, the group has minimal exposure to foreign exchange fluctuation. However, tl group will closely monitor the overall currency and interest rate exposures and, when consider appropriate, the group will take the necessary actions to ensure that such exposures are prope hedged.

Human Resources

The group, excluding associated companies, employs a total of 233 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$43.2 million for the year ended 31st March 2004. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

Contingent Liabilities

The company executed corporate guarantee as part of the securities for general banking facilities granted to certain wholly-owned subsidiaries.

Corporate Governance

During the year, the company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange (the "Listing Rules") except that the independent non-executive directors of the company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the company in accordance with the company's Bye-laws.

Connected Transactions

No transactions entered by the group during the year ended 31st March 2004 constitute connected transactions under the Listing Rules.

Audit Committee

An audit committee was established with written terms of reference which set out the authorities and duties of the audit committee. The function of the audit committee is to assist the Board in providing an independent review of the financial reporting processes and internal controls. The audit committee comprises three non-executive directors, namely Messrs Karl Chi Leung Kwok, Benedict Cho Hung Woo, and Ms Ivy Sau Ching Chan.

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
David P. Chan
Chairman

Hong Kong, 24th June 2004

Financial Results

I am pleased to report that the audited group profit attributable to the shareholders for the year ended 31st March 2004 amounted to HK$101.4 million, as compared with the loss of HK$290.4 million last year. The improvement in earnings is mainly due to the recovery of the property market in Hong Kong.

An interim dividend of HK 2 cents per share was paid on 20th February 2004. The Board has recommended the payment of a final dividend of HK 3 cents per share to persons registered as shareholders on 1st September 2004. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be payable on 8th September 2004 and the total dividend for the year will be HK 5 cents per share representing 150% increase over last year.

Property Development

During the year under review, your group purchased two sites with a total attributable floor area of 65,330 sq.ft.:

(1) Rural Building Lot No. 647 at Plunkett's Road for redevelopment into a 23,330 sq.ft. luxury residential project.

(2) San Clemente Technology Park III in California for a 42,000 sq.ft. industrial development.

The luxury residential project at Chung Hom Kok will be completed in October this year. Sales will begin near completion.

Construction work at San Clemente Technology Park II in California will be finished by July this year. All units have been pre-sold.

Hotel

The SARS crisis during the first half of 20(has adversely affected the Sheraton-Hor Kong Hotel in which your group has 35 interest. However, the recovery since tl last quarter of 2003 has been much strong than expected. The hotel industry as whole will have strong growth over the ne few years due to CEPA, solo travellers fro mainland China and improved econom performance in Hong Kong.

High-tech Investments

We have seen a recovery in the US high-te sector, especially in bio-technology. Son funds that we have invested in have son of their companies preparing for IPOs the near future.

Prospects

The Hong Kong property market has stag a remarkable recovery during the past s months. We have seen prices in son sectors doubling since the end of the SA crisis.

One of the best performing sectors is luxu residential, which your group concentrating on. Demand for luxu residential units, especially for detached semi-detached houses, will be strong ov the coming few years while supply w remain limited. It is expected that o developments in this sector will gener substantial returns for the shareholders.

Finally, I would like to thank all staff f their loyal support and hard work.

David P. Chan
Chairman

Hong Kong, 24th June 2004

Consolidated Profit and Loss Account

(For the year ended 31st March 2004)

	Note	**2004**	2003 (As restated)
		HK$Million	*HK$Million*
Turnover	*2*	**182.6**	197.7
Cost of property sales		**(72.5)**	(86.8)
Property expenses		**(31.3)**	(30.2)
Gross profit		**78.8**	80.7
Administrative expenses		**(36.8)**	(37.0)
Write-back of provision against/(provision against) properties for sale		**41.6**	(361.5)
Provision for investment securities		**(10.1)**	(15.6)
Operating profit/(loss)	*3*	**73.5**	(333.4)
Finance costs	*6*	**(2.2)**	(4.8)
Share of profits of associated companies		**38.0**	54.5
Profit/(loss) before taxation		**109.3**	(283.7)
Taxation	*7*	**(7.9)**	(6.7)
Profit/(loss) attributable to shareholders	*8*	**101.4**	(290.4)
Dividends	*9*	**30.9**	12.4
Earnings/(loss) per share	*10*	**$0.16**	($0.47)

Consolidated Balance Sheet

(As at 31st March 2004)

	Note	**2004**	20
			(As restate
		HK$Million	*HK$Milli*
Fixed assets	*11*	**157.7**	15
Associated companies	*13*	**1,490.8**	1,18
Investment securities	*14*	**55.8**	4
Deferred tax assets	*22*	**12.8**	1
Mortgage loans receivable	*15*	**23.3**	2
Current assets			
Properties for sale	*16*	**2,739.7**	2,77
Properties under development		**474.2**	12
Mortgage loans receivable	*15*	**0.3**	
Taxation recoverable		**–**	
Debtors, deposits and prepayments	*17*	**58.0**	1
Bank balances and cash		**57.5**	7
		3,329.7	2,99
Current liabilities			
Creditors, deposits and accruals	*18*	**86.9**	6
Bank loans – secured		**98.9**	6
Bank loans – unsecured		**63.0**	7
Current portion of long term liabilities	*21*	**42.0**	
Land premium payable		**225.0**	
Taxation payable		**1.1**	
		516.9	2
Net current assets		**2,812.8**	2,7
Total assets less current liabilities		**4,553.2**	4,2
Financed by:			
Share capital	*19*	**61.7**	
Reserves	*20*	**4,416.2**	4,0
Proposed final dividend	*20*	**18.5**	
Shareholders' funds		**4,496.4**	4,1
Long term liabilities	*21*	**54.9**	
Deferred tax liabilities	*22*	**1.9**	
Funds employed		**4,553.2**	4,2

Approved by the Board of Directors on 24th June 2004

David P. Chan
Wing Sau Li
Directors

Balance Sheet

(As at 31st March 2004)

	Note	2004 HK$Million	2003 HK$Million
Subsidiaries	12	**2,897.6**	2,894.8
Current assets			
Bank balances and cash		**1.8**	1.8
Current liabilities			
Creditors, deposits and accruals	18	**2.3**	2.4
Net current liabilities		**(0.5)**	(0.6)
Total assets less current liabilities		**2,897.1**	2,894.2
Financed by:			
Share capital	19	**61.7**	61.7
Reserves	20	**2,816.9**	2,832.5
Proposed final dividend	20	**18.5**	–
Shareholders' funds		**2,897.1**	2,894.2

Approved by the Board of Directors on 24th June 2004

David P. Chan
Wing Sau Li
Directors

Consolidated Statement of Changes in Equity

(For the year ended 31st March 2004)

	Note	**2004**	2(
			(As restat
		HK$Million	*HK$Milli*
Shareholders' funds at the beginning of the year, as previously reported		**4,092.2**	4,57
Effect of the adoption of SSAP 12 (revised) (note 1(h))	*20*	**10.8**	
Shareholders' funds at the beginning of the year, as restated		**4,103.0**	4,57
Exchange differences	*20*	**(0.1)**	
Surplus/(deficit) on revaluation of properties			
– Company and subsidiaries	*20*	**7.3**	(2.
– Associated companies	*20*	**297.2**	(13
Net gains/(losses) not recognised in the consolidated profit and loss account		**304.4**	(16
Profit/(loss) for the year	*20*	**101.4**	(29
Dividends	*20*	**(12.4)**	(2
Shareholders' funds at the end of the year		**4,496.4**	4,10

Consolidated Cash Flow Statement

(For the year ended 31st March 2004)

	Note	**2004** **HK$Million**	2003 *HK$Million*
Cash flows from operating activities			
Cash used in operations	*28*	**(22.4)**	(20.1)
Interest paid		**(4.2)**	(7.8)
Hong Kong profits tax refund/(paid)		**0.4**	(2.1)
Net cash used in operating activities		**(26.2)**	(30.0)
Cash flows from investing activities			
Purchase of fixed assets		**(0.2)**	(0.3)
Interest received		**0.2**	0.6
Dividends received from associated companies		**14.4**	89.1
Investment in investment securities		**(18.8)**	(15.6)
Increase in mortgage loans receivable		**(2.7)**	(0.8)
Repayment of amounts due from associated companies		**9.8**	3.5
Net cash from investing activities		**2.7**	76.5
Cash flows from financing activities			
New bank loans		**38.7**	74.2
Repayments of bank loans		**(21.0)**	(85.7)
Dividends paid		**(12.4)**	(24.7)
Net cash from/(used in) financing activities		**5.3**	(36.2)
Net (decrease)/increase in bank balances and cash		**(18.2)**	10.3
Bank balances and cash at the beginning of the year		**75.8**	65.5
Effect of foreign exchange rate changes		**(0.1)**	–
Bank balances and cash at the end of the year		**57.5**	75.8

1. Principal Accounting Policies

The principal accounting policies adopted in the preparation of the accounts are set out below:

(a) Basis of Preparation

The accounts have been prepared in accordance with accounting principles generally accepted Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accounta ("HKSA"). The accounts are prepared under the historical cost convention as modified by t revaluation of investment properties and investments in associated companies.

In the current year, the group adopted the Statement of Standard Accounting Practice ("SSAP") (revised) "Income Taxes" issued by the HKSA. The adoption of SSAP 12 (revised) has resulted ir change to the accounting policy for the group as detailed in note (h) below.

(b) Basis of Consolidation

(i) The consolidated accounts include the accounts of the company and its subsidiaries for year ended 31st March 2004 and the group's share of results of its associated companies a the relevant share of their post-acquisition reserves. The accounts of the associated compan used for this purpose cover a year ended not more than six months before the company's y end. Where a significant event occurs between the associates' year end and that of the gro adjustments are made in the consolidated accounts for the effect of the event.

(ii) Subsidiaries are those entities in which the group, directly or indirectly, controls more tl half of the voting power, has the power to govern the financial and operating policies, appoint or remove a majority of the members of the board of directors or to cast majority votes at the meetings of the board of directors.

(iii) The results of subsidiaries acquired or disposed of during the year are included in consolidated profit and loss account from the effective date of acquisition or up to effective date of disposal, as appropriate.

(iv) In the company's balance sheet the investments in subsidiaries are stated at cost less provis for impairment losses. The results of subsidiaries are accounted for by the company on basis of dividend income.

(c) Associated Companies

An associated company is a company, not being a subsidiary, in which an equity interest is held the long term and significant influence is exercised in its management.

Investments in associated companies are stated in the consolidated balance sheet at the grou share of net assets adjusted to reflect directors' valuation of properties held by the associa companies.

1. **Principal Accounting Policies (continued)**

(d) Investment Securities

Investment securities are stated at cost less any provision.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to their fair value. The provision is recognised as an expense in the profit and loss account.

(e) Properties for Sale and under Development

Properties for sale and under development are stated at the lower of cost, which includes interest and financial charges on loans obtained for the development of properties, and estimated net realisable value. Net realisable value is determined by reference to the price ultimately expected to be realised in the ordinary course of business less all anticipated costs.

(f) Investment Properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential.

Investment properties held on leases with unexpired periods greater than twenty years are valued annually by independent valuers. The valuations are on an open market value basis, related to individual properties, and separate values are not ascribed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties valuation reserve; decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are charged to operating profit. Any subsequent increases are credited to operating profit up to the amount previously charged.

Investment properties held on leases with unexpired periods of twenty years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the investment properties valuation reserve realised in respect of previous valuations is transferred from the investment properties valuation reserve to the profit and loss account.

1. **Principal Accounting Policies (continued)**

(g) Other Fixed Assets

Other fixed assets are stated at cost less accumulated depreciation and accumulated impairme losses. Other fixed assets are depreciated at an annual rate of 20% to write off their cost le accumulated impairment losses over their estimated useful lives on a straight-line basis.

At each balance sheet date, both internal and external sources of information are considered assess whether there is any indication that fixed assets are impaired. If any such indication exis the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognis in the profit and loss account to reduce the asset to its recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds a the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(h) Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arisi between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxati rates enacted or substantively enacted by the balance sheet date are used to determine deferr taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will available against which the temporary differences can be utilised.

In prior years, deferred taxation was provided at the current taxation rate using the liability meth in respect of all significant timing differences, principally tax losses and accelerated depreciati allowances, which were expected to reverse in the foreseeable future. This accounting policy h been changed to conform with SSAP 12 (revised) and as a result, reserves of the group as at 1 April 2002 and 2003 have been increased by HK$7.4 million and HK$10.8 million respectively. Th change has resulted in an increase in deferred tax assets at 31st March 2003 by HK$10.8 million a a decrease in the loss for the year ended 31st March 2003 by HK$3.4 million.

1. **Principal Accounting Policies (continued)**

(i) Revenue Recognition

(i) *Sales of properties*

Revenue on sales of properties is recognised, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the properties sold. The group considers that the significant risks and rewards of ownership are transferred when the buildings or the portions thereof contracted for sale are completed and the relevant occupation permits have been issued by the authorities.

(ii) *Rental income*

Rental income from letting the group's portfolio of investment properties and other properties is recognised on a straight-line basis over the lease term.

(iii) *Interest income*

Interest income is recognised on a time proportion basis, taking into account of the principal amounts outstanding and the interest rates applicable.

(iv) *Dividend income*

Dividend income is recognised when the group's right to receive payment is established.

(v) *Property management fee*

Property management fee is recognised when the services are rendered.

(j) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged or credited to the profit and loss account on a straight-line basis over the lease term.

1. **Principal Accounting Policies (continued)**

(k) Employee Benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. provision is made for the estimated liability for annual leave as a result of services render by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time leave.

(ii) Provident fund scheme

For the non-contributory defined contribution provident fund scheme ("the scheme"), regul monthly contributions payable by the group at the rate specified in the trust deed a expensed as incurred. Contributions to the scheme by the group are calculated as a percenta of employee's basic salaries. Where there are employees who leave the scheme prior vesting fully in the contributions, the contributions payable by the group are reduced by t amount of forfeited contributions. The assets of the scheme are held separately from those the group in funds under the control of a professional trustee and are managed by independent fund manager.

For the mandatory provident fund scheme ("MPF Scheme"), the group's contributions are 5% of the employees' relevant income as defined in the Hong Kong Mandatory Provident Fu Schemes Ordinance up to a maximum of HK$1,000 per employee per month, and are expens as incurred.

(l) Foreign Currencies

Transactions in foreign currencies are translated into Hong Kong dollars at exchange rates ruling the transaction dates. Monetary assets and liabilities denominated in foreign currencies at t balance sheet date are translated at the rates of exchange ruling at the balance sheet date. exchange differences are included in the determination of operating profit.

The balance sheet of subsidiaries expressed in foreign currencies are translated into Hong Ko dollars at the rates of exchange ruling at the balance sheet date whilst the profit and loss account translated at an average rate. Exchange differences are dealt with as movements in exchan fluctuation reserve.

1. Principal Accounting Policies (continued)

(m) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(n) Segment Reporting

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of properties for sale, properties under development, investment securities, fixed assets, receivables and operating cash and exclude taxation. Segment liabilities comprise operating liabilities and exclude taxation. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, turnover, operating results, total assets and capital expenditure are based on the country in which the assets are located.

2. Turnover and Segment Information

The group is principally engaged in property investment and development, investment holding and property management. Turnover recognised during the year comprises:

	2004 ***HK$Million***	2003 *HK$Million*
Gross proceeds from sales of properties	**81.6**	97.5
Gross rental income from		
– investment properties	**10.5**	12.7
– other properties	**84.2**	79.9
Interest income	**0.2**	0.6
Property management fees	**6.1**	7.0
	182.6	197.7

2. Turnover and Segment Information (continued)

(a) Primary reporting format – business segments

	Property development 2004 *HK$Million*	Property leasing 2004 *HK$Million*	Property management 2004 *HK$Million*	Hotel operation 2004 *HK$Million*	Investment holding 2004 *HK$Million*	Grou 200 *HK$Milli*
Turnover	81.6	94.7	6.1	–	0.2	182
Segment results before provision	(44.2)	85.4	2.2	–	(0.6)	42
Write-back of provision for properties	16.3	25.3	–	–	–	41
Provision for investment securities	–	–	–	–	(10.1)	(10
Segment results	(27.9)	110.7	2.2	–	(10.7)	74
Unallocated costs						(0
Operating profit						73
Finance costs						(2
Share of profits of associated companies	0.2	–	–	37.8	–	38
Profit before taxation						109
Taxation						(7
Profit attributable to shareholders						101
Segment assets	1,684.2	1,751.1	34.5	–	96.7	3,566
Associated companies	48.7	–	–	1,444.1	(2.0)	1,490
Unallocated assets						12
Total assets						5,070
Segment liabilities	470.3	64.6	32.9	–	2.9	570
Unallocated liabilities						3
Total liabilities						573
Capital expenditure	0.2	–	–	–	–	0
Depreciation	0.2	–	–	–	–	0

2. Turnover and Segment Information (continued)

(a) Primary reporting format – business segments (continued)

	Property development 2003 HK$Million	Property leasing 2003 HK$Million	Property management 2003 HK$Million	Hotel operation 2003 HK$Million	Investment holding 2003 HK$Million	Group 2003 (As restated) HK$Million
Turnover	97.5	92.6	7.0	–	0.6	197.7
Segment results before provision	(40.7)	82.5	2.9	–	(0.1)	44.6
Provision for properties	(161.3)	(200.2)	–	–	–	(361.5)
Provision for investment securities	–	–	–	–	(15.6)	(15.6)
Segment results	(202.0)	(117.7)	2.9	–	(15.7)	(332.5)
Unallocated costs						(0.9)
Operating loss						(333.4)
Finance costs						(4.8)
Share of profits/(losses) of associated companies	0.1	–	–	56.3	(1.9)	54.5
Loss before taxation						(283.7)
Taxation						(6.7)
Loss attributable to shareholders						(290.4)
Segment assets	1,386.3	1,701.0	30.7	–	92.0	3,210.0
Associated companies	50.8	–	–	1,138.7	(2.0)	1,187.5
Unallocated assets						11.8
Total assets						4,409.3
Segment liabilities	198.8	73.2	29.5	–	3.4	304.9
Unallocated liabilities						1.4
Total liabilities						306.3
Capital expenditure	0.3	–	–	–	–	0.3
Depreciation	0.2	–	–	–	–	0.2

2. Turnover and Segment Information (continued)

(b) Secondary reporting format – geographical segments

	Turnover	Operating profit/(loss)	Total assets	Capit expenditu
	2004	2004	2004	20(
	HK$Million	*HK$Million*	*HK$Million*	*HK$Millic*
Hong Kong	**182.3**	**78.8**	**4,999.8**	**0**
United States of America	**0.3**	**(5.3)**	**70.3**	**0**
	182.6	**73.5**	**5,070.1**	**0**

	Turnover	Operating loss	Total assets	Capit expenditu
	2003	2003	2003 (As restated)	20(
	HK$Million	*HK$Million*	*HK$Million*	*HK$Millic*
Hong Kong	117.7	(321.1)	4,322.3	0
United States of America	80.0	(12.3)	87.0	0
	197.7	(333.4)	4,409.3	0

3. Operating Profit/(Loss)

	2004	20(
	HK$Million	*HK$Millic*
Operating profit/(loss) is stated after charging the following:		
Auditors' remuneration	**0.9**	0
Depreciation	**0.2**	0
Loss on disposal of fixed assets	**–**	0
Operating lease rentals		
– land and buildings	**5.9**	5
Outgoings in respect of		
– investment properties	**3.2**	3
– other properties	**3.3**	3

4. Staff Costs

The amount of staff costs (excluding directors' emoluments as disclosed in note 5) charged to the consolidated profit and loss account represents:

	2004	2003
	HK$Million	*HK$Million*
Salaries and allowances	**40.5**	45.4
Provident fund contributions less forfeitures (note (a))	**2.7**	2.8
Less: Recharge of staff costs to building management funds (note (b))	**(19.0)**	(21.7)
	24.2	26.5

Note:

(a) No forfeited contribution (2003: Nil) arising from employees leaving the scheme was utilised to offset contributions during the year. At the balance sheet date, there was no forfeited contribution (2003: Nil) which is available to reduce the contributions payable in future years. Contributions payable at the year end was HK$0.2 million (2003: HK$0.2 million).

(b) Recharge of staff costs is reimbursed for property management services rendered.

5. Directors' and Senior Management's Emoluments

(a) Directors' emoluments

	2004	2003
	HK$Million	*HK$Million*
Fees	**0.2**	0.2
Salaries and other emoluments	**2.9**	2.9
Bonuses	–	0.2
Provident fund contributions	**0.3**	0.3
	3.4	3.6

The emoluments of the directors are analysed as follows:

			Number of directors	
			2004	2003
HK$Nil	–	HK$1,000,000	**3**	3
HK$1,000,001	–	HK$1,500,000	**1**	1
HK$2,000,001	–	HK$2,500,000	**1**	1

Emoluments paid to independent non-executive directors amounted to HK$60,000 during the year (2003: HK$60,000).

5. Directors' and Senior Management's Emoluments (continued)

(b) Five highest paid individuals

The five highest paid individuals of the group included two (2003: two) directors of the compan details of whose emoluments are set out above. The emoluments of the remaining three (200 three) highest paid employees of the group are as follows:

	2004 HK$Million	200 HK$Millio
Salaries and other emoluments	**3.1**	3.
Bonuses	**–**	0.
Provident fund contributions	**0.2**	0.
	3.3	3.

The above emoluments are analysed as follows:

	Number of employee 2004	200
HK$1,000,001 – HK$1,500,000	**3**	

6. Finance Costs

	2004 HK$Million	200 HK$Millio
Finance costs comprise the following:		
Interest on bank loans and overdrafts wholly repayable within five years	**4.2**	7
Less: Amount capitalised to properties under development	**(2.0)**	(2
	2.2	4

7. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 16%) on the estimated assessable profits for the year. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004.

	2004	2003
		(As restated)
	HK$Million	*HK$Million*
Current taxation		
Hong Kong profits tax	**1.7**	0.8
Deferred taxation	**(0.6)**	(3.1)
Deferred taxation resulting from an increase in tax rate	**(0.9)**	–
	0.2	(2.3)
Share of taxation attributable to associated companies	**7.7**	9.0
	7.9	6.7

The taxation on the group's profit/(loss) before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2004	2003
	HK$Million	*HK$Million*
Profit/(loss) before taxation	**109.3**	(283.7)
Theoretical tax at a taxation rate of 17.5% (2003: 16%)	**19.1**	(45.4)
Income not subject to taxation	**–**	(0.1)
Expenses not deductible for taxation purposes	**0.9**	2.4
Utilisation of previously unrecognised tax losses	**(15.2)**	(0.5)
Tax losses not recognised	**2.1**	49.8
Increase in opening net deferred tax liabilities resulting from an increase in taxation rate	**1.0**	–
Other temporary differences	**–**	0.5
Taxation charge	**7.9**	6.7

8. Profit/(Loss) Attributable to Shareholders

The profit/(loss) attributable to shareholders for the year includes a profit of the company to the extent (HK$15.3 million (2003: HK$25.2 million).

9. Dividends

	2004 *HK$Million*	20(*HK$Millic*
Interim, paid, of HK 2 cents (2003: HK 2 cents) per ordinary share	**12.4**	12
Final, proposed, of HK 3 cents (2003: Nil) per ordinary share (note (a))	**18.5**	
	30.9	12

Note:

(a) At a meeting held on 24th June 2004 the directors declared a final dividend of HK 3 cents per ordinary share. Th proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriatic of retained earnings for the year ending 31st March 2005.

10. Earnings/(Loss) Per Share

The calculation of earnings/(loss) per share is based on the profit attributable to shareholders of HK$101. million (2003: loss of HK$290.4 million) and ordinary shares in issue of 617,531,425 (2003: 617,531,425).

11. Fixed Assets

Group

	Investment properties *HK$Million*	Other fixed assets *HK$Million*	**Total** ***HK$Million***
Cost or valuation			
At 1st April 2003	149.2	36.3	**185.5**
Additions	–	0.2	**0.2**
Disposals	–	(0.5)	**(0.5)**
Surplus on revaluation (note 20)	7.3	–	**7.3**
At 31st March 2004	156.5	36.0	**192.5**
Accumulated depreciation			
At 1st April 2003	–	35.1	**35.1**
Charge for the year	–	0.2	**0.2**
Disposals	–	(0.5)	**(0.5)**
At 31st March 2004	–	34.8	**34.8**
Net book value			
At 31st March 2004	156.5	1.2	**157.7**
At 31st March 2003	149.2	1.2	**150.4**

Investment properties are held in Hong Kong as follows:

	2004 ***HK$Million***	2003 *HK$Million*
On long term leases of over 50 years	**6.5**	5.2
On medium term leases of between 20 to 50 years	**150.0**	144.0
	156.5	149.2

The investment properties were revalued on 31st March 2004 by CB Richard Ellis Limited, an independent firm of professional valuers, on an open market value basis.

12. Subsidiaries

	Company	
	2004	200
	HK$Million	*HK$Millio*
Unlisted shares, at cost	**2,349.2**	2,349.
Amount due from a subsidiary	**548.4**	545.
	2,897.6	2,894.

The amount due from a subsidiary is unsecured, interest free and has no fixed terms of repaymen Particulars of subsidiaries are shown in note 29 to the accounts.

13. Associated Companies

	Group	
	2004	200
	HK$Million	*HK$Millio*
Share of net assets	**1,440.5**	1,127
Amounts due from associated companies less provision	**50.3**	60.
	1,490.8	1,187

The group's share of profits of associated companies and share of net assets are mainly contributed fro the group's 35% effective interests in a hotel in Hong Kong through its investments in Shepherd Investmen Limited and Consolidated Hotels Limited. The hotel was revalued by the directors as at 31st March 200 based on a valuation performed by CB Richard Ellis Limited using an existing use basis. The surplus c revaluation of HK$297.2 million (2003: deficit on revaluation of HK$132.5 million) has been credited t capital reserve (note 20).

Dividends from associated companies during the year amounted to HK$14.4 million (2003: HK$89 million).

The amounts due from associated companies are unsecured, interest free and have no fixed terms (repayment.

Other particulars of associated companies are shown in note 29 to the accounts.

14. Investment Securities

	Group	
	2004	2003
	HK$Million	*HK$Million*
Unlisted equity securities, at cost	**104.9**	86.1
Less: Provision	**(49.1)**	(39.0
	55.8	47.1

15. Mortgage Loans Receivable

Mortgage loans receivable carries interest at 1% over the Hong Kong dollars prime rate with interest free periods of 18 months to 3 years from the respective dates when the mortgage loans were drawn. Repayments will commence after the expiry of the interest free period and will be by instalments over a period of 10 years to 23 years thereafter.

16. Properties for Sale

At 31st March 2004, the carrying amount of properties for sale of the group that are carried at net realisable value amounted to HK$2,309.3 million (2003: HK$2,715.7 million).

17. Debtors, Deposits and Prepayments

	Group	
	2004	2003
	HK$Million	*HK$Million*
Debtors, aged		
0-3 months	**45.8**	3.6
Over 3 months	**2.1**	–
	47.9	3.6
Deposits and prepayments	**10.1**	12.0
	58.0	15.6

Credit terms given to customers vary and are generally within 3 months.

18. Creditors, Deposits and Accruals

	Group		Company	
	2004	2003	**2004**	200
	HK$Million	*HK$Million*	***HK$Million***	*HK$Millio*
Creditors, aged				
0-3 months	**7.6**	2.1	**–**	
Over 3 months	**0.5**	0.1	**–**	
	8.1	2.2	**–**	
Deposits and accruals	**78.8**	61.6	**2.3**	2.
	86.9	63.8	**2.3**	2.

19. Share Capital

	2004	200
	HK$Million	*HK$Millio*
Authorised:		
1,000,000,000 (2003: 1,000,000,000) ordinary shares of HK$0.1 each	**100.0**	100.
Issued and fully paid:		
617,531,425 (2003: 617,531,425) ordinary shares of HK$0.1 each	**61.7**	61.

20. Reserves

	Investment properties valuation reserve *HK$Million*	Capital reserve *HK$Million*	Exchange fluctuation reserve *HK$Million*	Retained profits *HK$Million*	Contributed surplus *HK$Million*	**Total** ***HK$Million***
Group						
At 1st April 2002, as previously reported	32.0	1,173.4	0.8	2,955.4	348.0	**4,509.6**
Effect of the adoption of SSAP 12 (revised)	–	–	–	7.4	–	**7.4**
At 1st April 2002, as restated	32.0	1,173.4	0.8	2,962.8	348.0	**4,517.0**
Deficit on revaluation of properties						
– Company and subsidiaries	(28.1)	–	–	–	–	**(28.1**
– Associated companies (note 13)	–	(132.5)	–	–	–	**(132.5**
Loss for the year	–	–	–	(290.4)	–	**(290.4**
2002 final dividend paid	–	–	–	(12.3)	–	**(12.3**
2003 interim dividend paid	–	–	–	(12.4)	–	**(12.4**
At 31st March 2003	3.9	1,040.9	0.8	2,647.7	348.0	**4,041.3**
Company and subsidiaries	3.9	–	0.8	2,602.2	348.0	**2,954.9**
Associated companies	–	1,040.9	–	45.5	–	**1,086.4**
	3.9	1,040.9	0.8	2,647.7	348.0	**4,041.3**
Company						
At 1st April 2002	–	–	–	888.7	1,943.3	**2,832.0**
Profit for the year	–	–	–	25.2	–	**25.2**
2002 final dividend paid	–	–	–	(12.3)	–	**(12.3**
2003 interim dividend paid	–	–	–	(12.4)	–	**(12.4**
At 31st March 2003	–	–	–	889.2	1,943.3	**2,832.5**

20. Reserves (continued)

	Investment properties valuation reserve *HK$Million*	Capital reserve *HK$Million*	Exchange fluctuation reserve *HK$Million*	Retained profits *HK$Million*	Contributed surplus *HK$Million*	**Tota** ***HK$Millio***
Group						
At 1st April 2003, as previously reported	3.9	1,040.9	0.8	2,636.9	348.0	**4,030.**
Effect of the adoption of SSAP 12 (revised)	–	–	–	10.8	–	**10.**
At 1st April 2003, as restated	3.9	1,040.9	0.8	2,647.7	348.0	**4,041.**
Exchange differences	–	–	(0.1)	–	–	**(0.**
Surplus on revaluation of properties						
– Company and subsidiaries (note 11)	7.3	–	–	–	–	**7.**
– Associated companies (note 13)	–	297.2	–	–	–	**297.**
Profit for the year	–	–	–	101.4	–	**101.**
2004 interim dividend paid	–	–	–	(12.4)	–	**(12.**
At 31st March 2004	11.2	1,338.1	0.7	2,736.7	348.0	**4,434.**
Representing:						
2004 final dividend proposed						**18.**
Reserves at 31st March 2004						**4,416.**
						4,434.
Company and subsidiaries	11.2	–	0.7	2,675.3	348.0	**3,035.**
Associated companies	–	1,338.1	–	61.4	–	**1,399.**
	11.2	1,338.1	0.7	2,736.7	348.0	**4,434.**
Company						
At 1st April 2003	–	–	–	889.2	1,943.3	**2,832.**
Profit for the year	–	–	–	15.3	–	**15.**
2004 interim dividend paid	–	–	–	(12.4)	–	**(12.**
At 31st March 2004	–	–	–	892.1	1,943.3	**2,835.**
Representing:						
2004 final dividend proposed						**18.**
Reserves at 31st March 2004						**2,816.**
						2,835.

20. Reserves (continued)

The contributed surplus is related to the group's restructuring in prior year. The distributable reserves of the company at 31st March 2004 amounted to HK$2,835.4 million (2003: HK$2,832.5 million).

21. Long Term Liabilities

	Group	
	2004	2003
	HK$Million	*HK$Million*
Secured bank loans wholly repayable within five years	**96.9**	102.1
Less: Current portion of long term liabilities	**(42.0)**	(4.0
	54.9	98.1

The maturity of the group's long term liabilities is as follows:

	2004	2003
	HK$Million	*HK$Million*
Secured bank loans		
Within one year	**42.0**	4.0
In the second year	**54.9**	47.0
In the third to fifth year	**–**	51.1
	96.9	102.1

22. Deferred Tax Assets/(Liabilities)

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2003: 16%). Movements in the deferred tax assets and liabilities during the year are as follows:

Deferred tax assets

	Group	
	Tax losses	
	2004	2003
		(As restated)
	HK$Million	*HK$Million*
At the beginning of the year	**10.8**	7.4
Credited to profit and loss account	**2.0**	3.4
At the end of the year	**12.8**	10.8

22. Deferred Tax Assets/(Liabilities) (continued)

Deferred tax liabilities

	Group Accelerated depreciatio allowances	
	2004	200
	HK$Million	*HK$Millio*
At the beginning of the year	**1.4**	1.
Charged to profit and loss account	**0.5**	0.
At the end of the year	**1.9**	1.

Deferred tax assets of HK$115.5 million (2003: HK$119.1 million) arising from unused tax losses c HK$582.3 million (2003: HK$657.4 million) have not been recognised in the accounts. Included in suc unused tax losses are amounts of HK$500.0 million which have no expiry date. The remaining balance wi expire at various dates up to and including 2022.

23. Pledge of Assets

Certain properties for sale, properties under development and investment properties of the group with carrying value of HK$966.4 million (2003: HK$840.9 million) have been pledged to banks as security fc facilities granted to the extent of HK$377.5 million (2003: HK$348.0 million) against which HK$195 million (2003: HK$171.1 million) has been utilised at the balance sheet date.

24. Commitments

	Group	
	2004	20(
	HK$Million	*HK$Millic*
Capital commitment in respect of investment securities	**89.2**	101
Development expenses contracted but not provided for in respect of properties under development	**37.9**	16
	127.1	117

25. Lease Commitments

The group had future aggregate minimum lease payments under non-cancellable operating leases in respect of properties as follows:

	Group	
	2004	2003
	HK$Million	*HK$Million*
Not later than one year	**5.9**	5.9
Later than one year and not later than five years	**15.0**	18.9
Later than five years	**0.1**	–
	21.0	24.8

26. Future Operating Lease Receivables

The group had future minimum lease receivables under non-cancellable operating leases in respect of properties as follows:

	Group	
	2004	2003
	HK$Million	*HK$Million*
Not later than one year	**62.7**	55.8
Later than one year and not later than five years	**62.1**	41.7
Later than five years	**–**	0.1
	124.8	97.6

27. Contingent Liabilities

	Group		Company	
	2004	2003	**2004**	2003
	HK$Million	*HK$Million*	***HK$Million***	*HK$Million*
Guarantees for credit facilities drawn down by subsidiaries	**–**	–	**258.8**	241.1

28. Consolidated Cash Flow Statement

Reconciliation of profit/(loss) before taxation to cash used in operations:

	2004	200
	HK$Million	*HK$Millio*
Profit/(loss) before taxation	**109.3**	(283.
Share of profits of associated companies	**(38.0)**	(54.
(Write-back of provision against)/provision against properties for sale	**(41.6)**	361.
Provision for investment securities	**10.1**	15.
Loss on disposal of fixed assets	**–**	0.
Depreciation	**0.2**	0.
Interest expenses	**2.2**	4.
Interest income	**(0.2)**	(0.
Operating profit before working capital changes	**42.0**	43.
Decrease in properties for sale	**72.5**	19.
Increase in properties under development	**(342.6)**	(76.
(Increase)/decrease in debtors, deposits and prepayments	**(42.4)**	4.
Increase/(decrease) in creditors, deposits and accruals	**23.1**	(10.
Increase in land premium payable	**225.0**	
Cash used in operations	**(22.4)**	(20.

Notes to the Accounts

29. Particulars of Subsidiaries and Associated Companies

Subsidiaries	Principal Activities	Issued ordinary share capital held by Group %	Issued ordinary share capital held by Company %	Issued ordinary share capital HK$
Tai Cheung (B.V.I.) Company Limited	Investment holding	100	100	780
Tai Cheung Properties Limited	Investment holding and property development	100	–	386,633,750
Acura Enterprises Limited	Property development	100	–	2
Alsoic Limited	Property development	100	–	8
Antier Investment Company Limited	Property development	100	–	300
* Avanzado Technology Park, Inc.	Property development	100	–	7,999
Buruda Limited	Investment holding	100	–	8
+ Centrax Limited	Property investment	100	–	2
Cosmopolitan Estates Limited	Property investment	100	–	1,000,000
Denmore Limited	Investment holding	100	–	2
Dumex Limited	Investment holding	100	–	3,000,000
* Edward Contractors, Inc.	Contracting services	100	–	77,240
Enrich Investments Limited	Property development	100	–	2
Fliutshire Properties Limited	Property development	100	–	2
Hoi Ka Company Limited	Property development	100	–	1,000,000
Jaco Limited	Property development	100	–	2
Jumbo Realty Limited	Property development	100	–	36,000,000
Junco (Nominees) Limited	Nominee company	100	–	200
Karness Limited	Investment holding	100	–	8
Kenic Properties Limited	Investment holding	100	–	200
Lee May Investments Limited	Property development	100	–	60
Maidstone Construction Company Limited	Construction	100	–	600,000
+ South Land Enterprises Limited	Property development	100	–	2
Sum Lung Investment Company Limited	Property development	100	–	10,000,000
Tai Cheung Capital Limited	Investment holding	100	–	5,000,000
Tai Cheung Construction Company Limited	Property development	100	–	500,000
Tai Cheung Management Company Limited	Property management	100	–	4,500,000
Tai Cheung Properties (China) Limited	Property development	100	–	2
Tai Cheung Secretaries Limited	Corporate secretary	100	–	2
* Taico Properties, Inc.	Property development	100	–	109,359,743
* Talega Industrial Park, Inc.	Property development	100	–	14,821,766
* Talega Technology Park, Inc.	Property development	100	–	1,879,559
Tareau International Company Limited	Investment holding	100	–	2
Tatrine Development Company Limited	Property development	100	–	20
Turnhouse Limited	Property development	100	–	2
Walsmith Corporation Limited	Investment holding	100	–	2
Wang Yip Construction Company Limited	Construction	100	–	5,000,000
Winfield Investments Limited	Property development	100	–	2
Woodmont Investments Limited	Property development	100	–	2
Y Lee Enterprises Limited	Property development	100	–	14,000,000
Yescott International Limited	Investment holding	100	–	2
Zebrine Investments Limited	Property development	100	–	20

29. Particulars of Subsidiaries and Associated Companies (continued)

Associated Companies	Principal Activities	Issued ordinary share capital held by Group	by Compan)
		%	%
** Consolidated Hotels Limited	Hotel investment	35	-
* ** Macfull Limited	Property development	20	-
* ** Macfull Finance Limited	Investment holding	20	-
** Shepherd Investments Limited	Investment holding	48	-

All subsidiaries and associated companies are incorporated in Hong Kong except Avanzado Technolog Park, Inc., Edward Contractors, Inc., Taico Properties, Inc., Talega Industrial Park, Inc. and Talega Technolog Park, Inc. which are incorporated in the U.S.A.; Alsoic Limited, Buruda Limited and Tai Cheung (B.V.I. Company Limited which are incorporated in the British Virgin Islands, and Karness Limited which i incorporated in the Cook Islands. The principal country of operation is the same as the country o incorporation except for Tai Cheung (B.V.I.) Company Limited, Alsoic Limited, Buruda Limited and Karnes Limited which operate internationally.

* The accounts of these subsidiaries and associated companies have been audited by firms other tha PricewaterhouseCoopers, Hong Kong. The aggregate net liabilities and loss before taxation of these subsidiaries an associated companies attributable to the group amounted to HK$325.4 million and HK$5.1 million (2003: HK$320. million and profit before taxation of HK$1.4 million) respectively.

** Associated companies with 31st December year ends.

\+ The shares of the subsidiaries have been pledged to banks as security for banking facilities granted to the subsidiarie

Auditors' Report to the Shareholders of Tai Cheung Holdings Limited
(incorporated in Bermuda with limited liability)

We have audited the accounts on pages 11 to 40 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and of the group as at 31st March 2004 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24th June 2004

Schedule of Properties

The directors are of the opinion that a complete list of the properties held by the group will be of excessive length and therefore the following list contains only those properties which are material to the group as at 31st March 2004:–

(I) Properties held for development or sale

Location	Stage of completion	Expected date of completion	Type	Group's ownership	Approximate floor area attributable to the group
Peninsula Square 18 Sung On St., Hung Hom	Completed	N/A	C	100%	19,330 s.f
Citimark 28 Yuen Shun Circuit, Sha Tin	Completed	N/A	C	100%	35,841 s.f
Southmark 11 Yip Hing St., Aberdeen	Completed	N/A	C/P	100%	475,735 s.f
Eastern Central Plaza 3 Yiu Hing Road, Shau Kei Wan	Completed	N/A	C	100%	156,102 s.f
Metropole Square 2 On Yiu St., Sha Tin	Completed	N/A	I	100%	429,483 s.f
Max Trade Centre 23 Luk Hop St., San Po Kong	Completed	N/A	I	100%	118,734 s.f
Tuen Mun Parklane Square 2 Tuen Hi Road, Tuen Mun	Completed	N/A	C/P	100%	315,909 s.f
Tuen Mun Central Square 22 Hoi Wing Road, Tuen Mun	Completed	N/A	C/P	100%	485,614 s.
Parkview Court 8 Yuk Hong St., Tuen Mun	Completed	N/A	C/R	100%	11,691 s.
Rural Building Lot No. 1164 33 Cape Road, Chung Hom Kok	Superstructure in progress	October 2004	R	100%	30,029 s.
Rural Building Lot No. 647 3-5 Plunkett's Road, The Peak	Design stage	October 2006	R	100%	23,330 s.
San Clemente Technology Park II Talega, California, U.S.A.	Superstructure in progress	July 2004	I	100%	73,885 s.
San Clemente Technology Park III Talega, California, U.S.A.	Preliminary	Beginning of 2005	I	100%	42,000 s.

Schedule of Properties

(II) Properties held for investment

Location	Terms of lease	Type	Group's ownership	Approximate floo area attributabl to the grou
Cosmopolitan Estate Tai Kok Tsui, Kowloon	999 years from 5/8/1871	C	100%	2,161 s.f
Concordia Plaza Junction of Cheung Wan Road and Science Museum Road, Tsim Sha Tsui	30/6/2047	P	100%	99,562 s.f.

Note: I = Industrial R = Residential C = Commercial P = Public Carpark

Five Years Financial Summary

	2000	2001	2002	2003 (As restated)	**2004**
	HK$Million	*HK$Million*	*HK$Million*	*HK$Million*	***HK$Million***
Consolidated Profit and Loss Account					
Turnover	104.4	244.3	284.2	197.7	**182.6**
Profit/(loss) attributable to shareholders	4.3	(85.4)	76.7	(290.4)	**101.4**
Dividends	6.2	12.4	24.7	12.4	**30.9**
Consolidated Balance Sheet					
Fixed assets	188.8	178.5	178.5	150.4	**157.7**
Associated companies	1,221.0	1,369.2	1,367.0	1,187.5	**1,490.8**
Investment securities	29.6	39.2	47.1	47.1	**55.8**
Deferred tax assets	–	–	–	10.8	**12.8**
Mortgage loans receivable	–	–	20.1	20.9	**23.3**
Net current assets	3,043.3	2,940.0	3,016.7	2,785.8	**2,812.8**
Total assets less current liabilities	4,482.7	4,526.9	4,629.4	4,202.5	**4,553.2**
Share capital	61.7	61.7	61.7	61.7	**61.7**
Reserves	4,351.0	4,465.2	4,497.3	4,041.3	**4,416.**
Proposed final dividends	–	–	12.3	–	**18.**
Shareholders' funds	4,412.7	4,526.9	4,571.3	4,103.0	**4,496.**
Long term liabilities	69.6	–	57.0	98.1	**54.**
Deferred tax liabilities	0.4	–	1.1	1.4	**1.**
Funds employed	4,482.7	4,526.9	4,629.4	4,202.5	**4,553.**
Performance Statistics					
Earnings/(loss) per share	$0.01	($0.14)	$0.12	($0.47)	**$0.1**
Dividends per share	$0.01	$0.02	$0.04	$0.02	**$0.0**
Dividend cover	1.0	N/A	3.1	N/A	**3.**
Net assets per share	$7.2	$7.3	$7.4	$6.6	**$7.**
Current ratio	6.4	6.4	12.2	14.5	**6.**
Gearing	12.2%	10.3%	5.5%	5.9%	**5.8**

The financial information for the years 2000 to 2002 has not been adjusted in respect of the changes i accounting policies for the treatment of deferred taxation.

五年財務概要

	2000	2001	2002	2003 (經重列)	**200**
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	***港幣百萬***
綜合損益表					
營業額	104.4	244.3	284.2	197.7	**182.**
股東應佔溢利／(虧損)	4.3	(85.4)	76.7	(290.4)	**101.**
股息	6.2	12.4	24.7	12.4	**30.**
綜合資產負債表					
固定資產	188.8	178.5	178.5	150.4	**157.**
聯營公司	1,221.0	1,369.2	1,367.0	1,187.5	**1,490.**
投資證券	29.6	39.2	47.1	47.1	**55.**
遞延稅項資產	—	—	—	10.8	**12.**
應收按揭貸款	—	—	20.1	20.9	**23.**
流動資產淨值	3,043.3	2,940.0	3,016.7	2,785.8	**2,812.**
總資產減流動負債	4,482.7	4,526.9	4,629.4	4,202.5	**4,553.**
股本	61.7	61.7	61.7	61.7	**61.**
儲備金	4,351.0	4,465.2	4,497.3	4,041.3	**4,416.**
擬派末期股息	—	—	12.3	—	**18.**
股東權益	4,412.7	4,526.9	4,571.3	4,103.0	**4,496.**
長期負債	69.6	—	57.0	98.1	**54.**
遞延稅項負債	0.4	—	1.1	1.4	**1.**
已運用資金	4,482.7	4,526.9	4,629.4	4,202.5	**4,553.**
業績統計					
每股盈利／(虧損)	$0.01	($0.14)	$0.12	($0.47)	**$0.1**
每股股息	$0.01	$0.02	$0.04	$0.02	**$0.0**
盈利派息比率	1.0	不適用	3.1	不適用	**3.**
每股資產淨值	$7.2	$7.3	$7.4	$6.6	**$7.**
流動資產與流動負債比率	6.4	6.4	12.2	14.5	**6.**
資本負債比率	12.2%	10.3%	5.5%	5.9%	**5.8%**

2000至2002年之財務資料並未就因遞延稅項之會計政策改變而予以調整。

(II) 投資物業

地點	契約年期	類別	集團所佔權益	集團所佔樓面面積約數（平方呎）
大同新邨				
九龍大角咀	由1871年8月5日起999年	C	100%	2,161
康宏廣場				
尖沙咀暢運道與科學館道交界	2047年6月30日	P	100%	99,562

註： I = 工業樓宇　R = 住宅樓宇　C = 商業樓宇　P = 公眾停車場

董事局認為將本集團所擁有之物業全部列出將會過於冗長，故此只將本集團於二零零四年三月三十一日結算日之重要物業列出如下：

(I) 供發展或出售之物業

地點	完成階段	預計完成日期	類別	集團所佔權益	集團所佔樓面面積約數（平方呎）
半島廣場 紅磡崇安街18號	完成	不適用	C	100%	19,330
都會廣場 沙田源順圍28號	完成	不適用	C	100%	35,841
南匯廣場 香港仔業興街11號	完成	不適用	C/P	100%	475,735
東匯廣場 筲箕灣耀興道3號	完成	不適用	C	100%	156,102
新都廣場 沙田安耀街2號	完成	不適用	I	100%	429,483
萬昌中心 新蒲崗六合街23號	完成	不適用	I	100%	118,734
屯門栢麗廣場 屯門屯喜道2號	完成	不適用	C/P	100%	315,909
屯門中央廣場 屯門海榮路22號	完成	不適用	C/P	100%	485,614
慧景閣 屯門育康街8號	完成	不適用	C/R	100%	11,691
郊區建屋地段1164號 舂坎角環角路33號	上蓋工程進行中	2004年10月	R	100%	30,029
郊區建屋地段647號 山頂賓吉道3-5號	設計階段	2006年10月	R	100%	23,330
San Clemente Technology Park II Talega, California, U.S.A.	上蓋工程進行中	2004年7月	I	100%	73,885
San Clemente Technology Park III Talega, California, U.S.A.	初步籌備中	2005年初	I	100%	42,000

致大昌集團有限公司全體股東
（於百慕達註冊成立之有限公司）

本核數師已完成審核第十一頁至第四十頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用並貫徹應用
計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並根據百慕達一九八一年公司法第90條
股東報告，除此以外本報告別無其他目的。本核數師不會就本報告之內容向任何其他人士負上或承擔任

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所
及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合
司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑
該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料
上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零四年三月三十一日結算時之
狀況，及 貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零四年六月二十四日

29. 附屬公司及聯營公司資料(續)

聯營公司		主要業務	擁有已發行普通股股權之百分比 集團 %	公司 %
**	Consolidated Hotels Limited	酒店投資	35	–
***	Macfull Limited	物業發展	20	–
***	Macfull Finance Limited	投資控股	20	–
**	集寶投資有限公司	投資控股	48	–

上列附屬公司及聯營公司,除Avanzado Technology Park, Inc.,Edward Contractors, Inc.,Taico Properties, Inc.,Talega Industrial Park, Inc.及Talega Technology Park, Inc.在美國註冊;Alsoic Limited,Buruda Limited及Tai Cheung (B.V.I.) Company Limited 在英屬處女群島註冊與及Karness Limited在科克群島註冊之外,其餘均在香港註冊。另外,除Tai Cheung (B.V.I.) Company Limited,Alsoic Limited,Buruda Limited及Karness Limited之經營地點屬國際性外,全部附屬公司及聯營公司之主要經營地點亦即其註冊地點。

上列有* 之附屬公司及聯營公司之賬目並非由香港羅兵咸永道會計師事務所審核而由其他會計師行核數。本集團應佔該等附屬公司及聯營公司之總負債淨值及除税前虧損分別為港幣325,400,000元及港幣5,100,000元(二零零三年:港幣320,200,000元及除税前溢利港幣1,400,000元)。

上列有** 之聯營公司之年度結算日為十二月三十一日。

上列有+ 之附屬公司以其股份作抵押取得銀行貸款。

29. 附屬公司及聯營公司資料

附屬公司	主要業務	擁有已發行普通股股權之百分比 集團 %	公司 %	已發行普通股股本 港幣元
Tai Cheung (B.V.I.) Company Limited	投資控股	100	100	780
大昌地產有限公司	投資控股及物業發展	100	—	386,633,750
Acura Enterprises Limited	物業發展	100	—	2
Alsoic Limited	物業發展	100	—	8
Antier Investment Company Limited	物業發展	100	—	300
* Avanzado Technology Park, Inc.	物業發展	100	—	7,999
Buruda Limited	投資控股	100	—	8
+ Centrax Limited	物業投資	100	—	2
大同置業有限公司	物業投資	100	—	1,000,000
Denmore Limited	投資控股	100	—	2
Dumex Limited	投資控股	100	—	3,000,000
* Edward Contractors, Inc.	建築合約服務	100	—	77,240
Enrich Investments Limited	物業發展	100	—	2
Fliutshire Properties Limited	物業發展	100	—	2
凱嘉有限公司	物業發展	100	—	1,000,000
Jaco Limited	物業發展	100	—	2
大地投資有限公司	物業發展	100	—	36,000,000
Junco (Nominees) Limited	代理人	100	—	200
Karness Limited	投資控股	100	—	8
Kenic Properties Limited	投資控股	100	—	200
利美企業有限公司	物業發展	100	—	60
美善同建築有限公司	建築	100	—	600,000
+ South Land Enterprises Limited	物業發展	100	—	2
森龍置業有限公司	物業發展	100	—	10,000,000
大昌資本有限公司	投資控股	100	—	5,000,000
大昌建築有限公司	物業發展	100	—	500,000
大昌物業管理有限公司	物業管理	100	—	4,500,000
大昌地產(中國)有限公司	物業發展	100	—	2
大昌秘書有限公司	公司秘書	100	—	2
* Taico Properties, Inc.	物業發展	100	—	109,359,74[illegible]
* Talega Industrial Park, Inc.	物業發展	100	—	14,821,760
* Talega Technology Park, Inc.	物業發展	100	—	1,879,559
Tareau International Company Limited	投資控股	100	—	2
Tatrine Development Company Limited	物業發展	100	—	20
Turnhouse Limited	物業發展	100	—	2
Walsmith Corporation Limited	投資控股	100	—	2
宏業建築有限公司	建築	100	—	5,000,000
Winfield Investments Limited	物業發展	100	—	2
Woodmont Investments Limited	物業發展	100	—	2
華利企業有限公司	物業發展	100	—	14,000,000
Yescott International Limited	投資控股	100	—	2
Zebrine Investments Limited	物業發展	100	—	20

28. 綜合現金流量表

除税前溢利／(虧損)與經營活動所得之現金流出對賬：

	2004 *港幣百萬元*	2003 *港幣百萬元*
除税前溢利／(虧損)	**109.3**	(283.7
攤佔聯營公司溢利	**(38.0)**	(54.5
就待售物業(撥備之轉回)／撥備	**(41.6)**	361.5
投資證券撥備	**10.1**	15.6
出售固定資產虧損	**–**	0.1
折舊	**0.2**	0.2
利息支出	**2.2**	4.8
利息收入	**(0.2)**	(0.6
未計營運資金變動前之營業溢利	**42.0**	43.4
待售物業減少	**72.5**	19.1
發展中物業增加	**(342.6)**	(76.2
應收賬款、按金及預付款項(增加)／減少	**(42.4)**	4.4
應付賬款、按金及未付款項增加／(減少)	**23.1**	(10.8
應付地價增加	**225.0**	–
經營活動所得之現金流出	**(22.4)**	(20.1

25. 租約承擔

本集團根據不可撤銷之房地產經營租賃而須於未來支付之最低租賃付款如下：

	集團	
	2004	2003
	港幣百萬元	*港幣百萬元*
一年內	**5.9**	5.
二至五年內	**15.0**	18.
五年後	**0.1**	–
	21.0	24.

26. 未來應收經營租賃

本集團根據不可撤銷之房地產經營租賃而於未來應收之最低租賃收入如下：

	集團	
	2004	2003
	港幣百萬元	*港幣百萬元*
一年內	**62.7**	55.
二至五年內	**62.1**	41.
五年後	**–**	0.
	124.8	97.

27. 或然負債

	集團		公司	
	2004	2003	**2004**	2003
	港幣百萬元	*港幣百萬元*	***港幣百萬元***	*港幣百萬元*
提供貸款擔保予附屬公司	**–**	–	**258.8**	241.

22. 遞延稅項資產／（負債）（續）

遞延稅項負債

	集團	
	加速稅項折舊	
	2004	2003
	港幣百萬元	*港幣百萬元*
於年初	**1.4**	1.1
在損益表記賬	**0.5**	0.3
於年終	**1.9**	1.4

源自未用稅損港幣582,300,000元（二零零三年：港幣657,400,000元）之遞延稅項資產港幣115,500,000元（二零零三年：港幣119,100,000元）未在本賬目中確認。此等未用稅損中有港幣500,000,000元無期限，餘額將於不同年期中屆滿，直至並包括二零二二年。

23. 資產之抵押

本集團以賬面值共約港幣966,400,000元（二零零三年：港幣840,900,000元）之待售物業、發展中物業及投資物業作抵押，取得銀行授信額共港幣377,500,000元（二零零三年：港幣348,000,000元）。於資產負債表結算日，上述已動用之貸款計為港幣195,800,000元（二零零三年：港幣171,100,000元）。

24. 承擔

	集團	
	2004	2003
	港幣百萬元	*港幣百萬元*
投資證券資本承擔	**89.2**	101.1
就發展中物業已簽約但未撥備之發展開支	**37.9**	16.4
	127.1	117.5

20. 儲備金(續)

貢獻盈餘為本集團於重組當年所產生之盈餘。本公司於二零零四年三月三十一日可分派之儲備為港幣2,835,400,000元(二零零三年:港幣2,832,500,000元)。

21. 長期負債

	集團	
	2004	200
	港幣百萬元	*港幣百萬ㄢ*
須於五年內全部償還有抵押之銀行貸款	**96.9**	102.
減:長期負債中流動負債	**(42.0)**	(4.
	54.9	98.

本集團長期負債之到期日如下:

	2004	200
	港幣百萬元	*港幣百萬ㄢ*
有抵押之銀行貸款		
一年內	**42.0**	4.
二年內	**54.9**	47.
三至五年內	**–**	51.
	96.9	102.

22. 遞延税項資產/(負債)

遞延税項採用負債法就短暫時差按主要税率17.5%(二零零三年:16%)作全數撥備。遞延税項資產及負債之變動如下:

遞延税項資產

	集團 税損	
	2004	200 (經重列
	港幣百萬元	*港幣百萬*
於年初	**10.8**	7
在損益表記賬	**2.0**	3
於年終	**12.8**	10

20. 儲備金(續)

	投資物業估值儲備金 港幣百萬元	資本儲備金 港幣百萬元	匯兌變動儲備金 港幣百萬元	保留盈餘 港幣百萬元	貢獻盈餘 港幣百萬元	**總數 港幣百萬元**
集團						
二零零三年四月一日結餘,如前呈報	3.9	1,040.9	0.8	2,636.9	348.0	**4,030.5**
採納會計實務準則第12號(經修訂)	–	–	–	10.8	–	**10.8**
二零零三年四月一日結餘,經重列	3.9	1,040.9	0.8	2,647.7	348.0	**4,041.3**
匯兌調整	–	–	(0.1)	–	–	**(0.1)**
重估物業盈餘						
–本公司及附屬公司(附註11)	7.3	–	–	–	–	**7.3**
–聯營公司(附註13)	–	297.2	–	–	–	**297.2**
本年度溢利	–	–	–	101.4	–	**101.4**
二零零四年已派中期股息	–	–	–	(12.4)	–	**(12.4)**
二零零四年三月三十一日結餘	11.2	1,338.1	0.7	2,736.7	348.0	**4,434.7**
代表:						
二零零四年擬派末期股息						**18.5**
二零零四年三月三十一日儲備金						**4,416.2**
						4,434.7
本公司及附屬公司	11.2	–	0.7	2,675.3	348.0	**3,035.2**
聯營公司	–	1,338.1	–	61.4	–	**1,399.5**
	11.2	1,338.1	0.7	2,736.7	348.0	**4,434.7**
公司						
二零零三年四月一日結餘	–	–	–	889.2	1,943.3	**2,832.5**
本年度溢利	–	–	–	15.3	–	**15.3**
二零零四年已派中期股息	–	–	–	(12.4)	–	**(12.4)**
二零零四年三月三十一日結餘	–	–	–	892.1	1,943.3	**2,835.4**
代表:						
二零零四年擬派末期股息						**18.5**
二零零四年三月三十一日儲備金						**2,816.9**
						2,835.4

20. 儲備金

	投資物業估值儲備金 港幣百萬元	資本儲備金 港幣百萬元	匯兌變動儲備金 港幣百萬元	保留盈餘 港幣百萬元	貢獻盈餘 港幣百萬元	**總數 港幣百萬元**
集團						
二零零二年四月一日結餘，如前呈報	32.0	1,173.4	0.8	2,955.4	348.0	**4,509.**
採納會計實務準則第12號（經修訂）	–	–	–	7.4	–	**7.**
二零零二年四月一日結餘，經重列	32.0	1,173.4	0.8	2,962.8	348.0	**4,517.**
重估物業虧損						
一本公司及附屬公司	(28.1)	–	–	–	–	**(28.**
一聯營公司（附註13）	–	(132.5)	–	–	–	**(132.**
本年度虧損	–	–	–	(290.4)	–	**(290.**
二零零二年已派末期股息	–	–	–	(12.3)	–	**(12.**
二零零三年已派中期股息	–	–	–	(12.4)	–	**(12**
二零零三年三月三十一日結餘	3.9	1,040.9	0.8	2,647.7	348.0	**4,041**
本公司及附屬公司	3.9	–	0.8	2,602.2	348.0	**2,954**
聯營公司	–	1,040.9	–	45.5	–	**1,086**
	3.9	1,040.9	0.8	2,647.7	348.0	**4,041**
公司						
二零零二年四月一日結餘	–	–	–	888.7	1,943.3	**2,832**
本年度溢利	–	–	–	25.2	–	**25**
二零零二年已派末期股息	–	–	–	(12.3)	–	**(12**
二零零三年已派中期股息	–	–	–	(12.4)	–	**(12**
二零零三年三月三十一日結餘	–	–	–	889.2	1,943.3	**2,832**

18. 應付賬款、按金及未付款項

	集團		公司	
	2004	2003	**2004**	2003
	港幣百萬元	*港幣百萬元*	***港幣百萬元***	*港幣百萬元*
應付賬款，賬齡				
零至三個月	**7.6**	2.1	**–**	–
三個月以上	**0.5**	0.1	**–**	–
	8.1	2.2	**–**	–
按金及未付款項	**78.8**	61.6	**2.3**	2.4
	86.9	63.8	**2.3**	2.4

19. 股本

	2004	2003
	港幣百萬元	*港幣百萬元*
法定股本：		
1,000,000,000股（二零零三年：1,000,000,000股）普通股每股面值港幣一角	**100.0**	100.0
已發行及實收股本：		
617,531,425股（二零零三年：617,531,425股）普通股每股面值港幣一角	**61.7**	61.7

14. 投資證券

	集團	
	2004	200
	港幣百萬元	*港幣百萬*
非上市權益證券，成本值	**104.9**	86.
減：撥備	**(49.1)**	(39.
	55.8	47.

15. 應收按揭貸款

應收按揭貸款年息率按港元最優惠利率加百分之一，並自按揭日起有十八個月至三年免息期。免息期後供
分期在十至二十三年內償還。

16. 待售物業

於二零零四年三月三十一日，本集團待售物業之賬面值當中以可變現淨值列值有港幣2,309,300,000
（二零零三年：港幣2,715,700,000元）。

17. 應收賬款、按金及預付款項

	集團	
	2004	20
	港幣百萬元	*港幣百萬*
應收賬款，賬齡		
零至三個月	**45.8**	3
三個月以上	**2.1**	
	47.9	3
按金及預付款項	**10.1**	1
	58.0	1

給予顧客之信貸條款各異，一般在三個月內。

12. 附屬公司

	公司	
	2004	2003
	港幣百萬元	*港幣百萬元*
非上市證券，成本值	**2,349.2**	2,349.2
應收附屬公司款項	**548.4**	545.6
	2,897.6	2,894.8

應收附屬公司款項乃無抵押、免息及無固定還款期。附屬公司之詳情載於賬目附註29。

13. 聯營公司

	集團	
	2004	2003
	港幣百萬元	*港幣百萬元*
攤佔資產淨值	**1,440.5**	1,127.4
聯營公司貸款減撥備	**50.3**	60.1
	1,490.8	1,187.5

本集團之攤佔聯營公司溢利及攤佔資產淨值主要透過集寶投資有限公司及Consolidated Hotels Limited於一間香港酒店擁有百分之三十五權益所得。該酒店已由董事局於二零零四年三月三十一日根據世邦魏理仕物業顧問有限公司按現有用途重估。重估盈餘港幣297,200,000元（二零零三年：重估虧損港幣132,500,000元）已扣自資本儲備金（附註20）。

本年度聯營公司發放予本集團之股息為港幣14,400,000元（二零零三年：港幣89,100,000元）。

聯營公司貸款乃無抵押、免息及無訂明還款期。

聯營公司其他詳情載於賬目附註29。

11. 固定資產

集團

	投資物業 *港幣百萬元*	其他固定資產 *港幣百萬元*	**總數** ***港幣百萬元***
成本值或估值			
二零零三年四月一日結餘	149.2	36.3	**185.**
年中增加	–	0.2	**0.**
年中出售	–	(0.5)	**(0.**
重估盈餘（附註20）	7.3	–	**7.**
二零零四年三月三十一日結餘	156.5	36.0	**192.**
累積折舊			
二零零三年四月一日結餘	–	35.1	**35.**
年中折舊	–	0.2	**0.**
年中出售	–	(0.5)	**(0.**
二零零四年三月三十一日結餘	–	34.8	**34.**
賬面淨值			
二零零四年三月三十一日結餘	156.5	1.2	**157**
二零零三年三月三十一日結餘	149.2	1.2	**150**

香港之投資物業如下：

	2004 ***港幣百萬元***	20 *港幣百萬*
五十年以上長期租約	**6.5**	5
二十至五十年中期租約	**150.0**	144
	156.5	149

投資物業已於二零零四年三月三十一日由獨立專業測計師世邦魏理仕物業顧問有限公司按公開市值基準以重估。

8. 股東應佔溢利／(虧損)

是年股東應佔溢利／(虧損)包括本公司賬內之溢利港幣15,300,000元(二零零三年:港幣25,200,000元)。

9. 股息

	2004 ***港幣百萬元***	2003 *港幣百萬元*
已派中期股息,每普通股港幣二仙(二零零三年:港幣二仙)	**12.4**	12.4
擬派末期股息,每普通股港幣三仙(二零零三年:無)(附註(a))	**18.5**	–
	30.9	12.4

註:

(a) 於二零零四年六月二十四日舉行之會議上,董事宣派末期股息每股港幣三仙。此項擬派股息並無於此賬目中列作應付股息,惟將於截至二零零五年三月三十一日止年度列作保留盈利分派。

10. 每股盈利／(虧損)

每股盈利／(虧損)乃按股東應佔溢利港幣101,400,000元(二零零三年:虧損港幣290,400,000元)及已發行普通股617,531,425股(二零零三年:617,531,425股)計算。

7. 稅項

香港利得稅準備乃根據是年度估計之應課稅溢利按照稅率百分之十七點五(二零零三年:稅率百分之十六)計算。於二零零三年,政府通過二零零三/二零零四財政年度之利得稅率由百分之十六改為百分之十七點五。

	2004	200
		(經重列
	港幣百萬元	*港幣百萬*
本期稅項		
香港利得稅	**1.7**	0.
遞延稅項	**(0.6)**	(3.
稅率提高產生之遞延稅項	**(0.9)**	-
	0.2	(2.
攤佔聯營公司稅項	**7.7**	9
	7.9	6

本集團有關除稅前溢利/(虧損)與假若採用香港稅率而計算之理論稅額之差額如下:

	2004	20
	港幣百萬元	*港幣百萬*
除稅前溢利/(虧損)	**109.3**	(28
理論稅額按稅率17.5%(二零零三年:16%)	**19.1**	(4
無須課稅之收入	**–**	((
不可扣稅之支出	**0.9**	[illegible]
使用早前未有確認之稅損	**(15.2)**	((
未確認稅損	**2.1**	4
稅率提高產生之遞延稅項	**1.0**	
其他暫時差異	**–**	(
稅項支出	**7.9**	[illegible]

5. 董事及高層管理人員之酬金(續)

(b) 五名最高薪酬人士

集團五位薪酬最高僱員中兩名(二零零三年:兩名)為董事,其酬金詳情已在上述列出。其餘三名(二零零三年:三名)僱員酬金如下:

	2004	2003
	港幣百萬元	*港幣百萬元*
薪金及其他酬金	**3.1**	3.0
花紅	**–**	0.2
公積金計劃供款	**0.2**	0.2
	3.3	3.4

以上酬金分析如下:

	僱員數目	
	2004	2003
港幣1,000,001元至港幣1,500,000元	**3**	3

6. 財務費用

	2004	2003
	港幣百萬元	*港幣百萬元*
財務費用包括以下:		
須於五年內全部償還之銀行貸款及透支利息	**4.2**	7.7
減:撥作發展中物業成本之金額	**(2.0)**	(2.9)
	2.2	4.8

4. 僱員開支

僱員開支（不包括附註5之董事酬金）在綜合損益表支銷代表：

	2004 *港幣百萬元*	20(港幣百萬
薪金及津貼	**40.5**	45
公積金供款減沒收額（附註(a)）	**2.7**	2
減：轉收物業管理基金之僱員開支（附註(b)）	**(19.0)**	(21
	24.2	26

註：

(a) 於年內，沒有因僱員退出該計劃而令致供款被沒收之數額（二零零三年：無），用作減少集團年內需支付之供款額 於結算日，沒有被沒收之供款（二零零三年：無）可用作減少未來之應付供款。於結算日，應付供款為港幣200,0 元（二零零三年：港幣200,000元）。

(b) 僱員開支於提供物業管理服務時轉收。

5. 董事及高層管理人員之酬金

(a) 董事酬金

	2004 *港幣百萬元*	20 港幣百萬
袍金	**0.2**	(
薪金及其他酬金	**2.9**	[illegible]
花紅	**–**	(
公積金計劃供款	**0.3**	(
	3.4	

董事酬金分析如下：

	董事數目 2004	 2(
港幣1,000,000元或以下	**3**	
港幣1,000,001元至港幣1,500,000元	**1**	
港幣2,000,001元至港幣2,500,000元	**1**	

於本年度內，獨立非執行董事之酬金為港幣60,000元（二零零三年：港幣60,000元）。

2. 營業額及分部資料(續)

(b) 次要報告形式－地域分部

	營業額	營業溢利／(虧損)	總資產	資本開支
	2004	**2004**	**2004**	**2004**
	港幣百萬元	***港幣百萬元***	***港幣百萬元***	***港幣百萬元***
香港	**182.3**	**78.8**	**4,999.8**	**0.1**
美國	**0.3**	**(5.3)**	**70.3**	**0.1**
	182.6	**73.5**	**5,070.1**	**0.2**

	營業額	營業虧損	總資產	資本開支
	2003	2003	2003 (經重列)	2003
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
香港	117.7	(321.1)	4,322.3	0.2
美國	80.0	(12.3)	87.0	0.1
	197.7	(333.4)	4,409.3	0.3

3. 營業溢利／(虧損)

	2004	2003
	港幣百萬元	*港幣百萬元*
營業溢利／(虧損)已扣除下列各項目:		
核數師酬金	**0.9**	0.8
折舊	**0.2**	0.2
出售固定資產虧損	**–**	0.1
營業性租賃之租金－房地產	**5.9**	5.5
物業之支出		
－投資物業	**3.2**	3.5
－其他物業	**3.3**	3.3

2. 營業額及分部資料(續)

(a) 主要報告形式－業務分部(續)

	地產發展	物業出租	物業管理	酒店經營	投資控股	集
	2003	2003	2003	2003	2003	20(
						(經重列
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬
營業額	97.5	92.6	7.0	–	0.6	197
撥備前分部業績	(40.7)	82.5	2.9	–	(0.1)	44
物業撥備	(161.3)	(200.2)	–	–	–	(361
投資證券撥備	–	–	–	–	(15.6)	(15
分部業績	(202.0)	(117.7)	2.9	–	(15.7)	(332
未分配成本						((
營業虧損						(33
財務費用						(4
攤佔聯營公司溢利／(虧損)	0.1	–	–	56.3	(1.9)	5
除稅前虧損						(28
稅項						((
股東應佔虧損						(29
分部資產	1,386.3	1,701.0	30.7	–	92.0	3,21
聯營公司	50.8	–	–	1,138.7	(2.0)	1,18
未分配資產						1
總資產						4,40
分部負債	198.8	73.2	29.5	–	3.4	30
未分配負債						
總負債						30
資本開支	0.3	–	–	–	–	
折舊	0.2	–	–	–	–	

2. 營業額及分部資料(續)

(a) **主要報告形式－業務分部**

	地產發展 2004 港幣百萬元	物業出租 2004 港幣百萬元	物業管理 2004 港幣百萬元	酒店經營 2004 港幣百萬元	投資控股 2004 港幣百萬元	集團 2004 港幣百萬元
營業額	81.6	94.7	6.1	–	0.2	182.6
撥備前分部業績	(44.2)	85.4	2.2	–	(0.6)	42.8
物業撥備之轉回	16.3	25.3	–	–	–	41.6
投資證券撥備	–	–	–	–	(10.1)	(10.1)
分部業績	(27.9)	110.7	2.2	–	(10.7)	74.3
未分配成本						(0.8)
營業溢利						73.5
財務費用						(2.2)
攤佔聯營公司溢利	0.2	–	–	37.8	–	38.0
除税前溢利						109.3
税項						(7.9)
股東應佔溢利						101.4
分部資產	1,684.2	1,751.1	34.5	–	96.7	3,566.5
聯營公司	48.7	–	–	1,444.1	(2.0)	1,490.8
未分配資產						12.8
總資產						5,070.1
分部負債	470.3	64.6	32.9	–	2.9	570.7
未分配負債						3.0
總負債						573.7
資本開支	0.2	–	–	–	–	0.2
折舊	0.2	–	–	–	–	0.2

1. 主要會計政策(續)

(m) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本,均資本化為該資產之部分成本。

所有其他借貸成本均於發生之年度內在損益表支銷。

(n) 分部報告

按照本集團之內部財務報告,本集團將業務分部資料以主要報告形式呈列,而地域分部資料則以次要報告形式呈列。

未分配成本指集團整體性開支。分部資產主要包括待售物業、發展中物業、投資證券、固定資產、應收項及經營現金而不包括稅項。分部負債包括經營負債而不包括稅項。資本開支包括對固定資產的增加

關於地域分部報告,營業額、營業業績、總資產及資本開支按照資產所在地區計算。

2. 營業額及分部資料

本集團主要從事地產投資及發展、投資控股及物業管理業務。年中營業額包括:

	2004 港幣百萬元	20 港幣百萬
出售樓宇之毛收入	**81.6**	9
租金毛收入		
一投資物業	**10.5**	1
一其他物業	**84.2**	7
利息收入	**0.2**	
物業管理收入	**6.1**	
	182.6	19

1. 主要會計政策(續)

(k) 僱員福利

(i) 僱員應有假期

僱員之應有年假按積累入賬。截至資產負債表結算日之僱員估計年假作出撥備。

僱員之病假及分娩假於放假時確認。

(ii) 公積金計劃

關於僱員無需供款之定額供款公積金計劃(「計劃」),本集團根據信託契約之條款就該計劃定期支付之每月供款於賬目中支銷。本集團之公積金供款按僱員薪金某百分比計算。倘僱員在未獲得所有既定供款前退出該計劃,該等供款將被沒收並作為減低集團未來需支付之供款額。該計劃中之資產是與本集團之資產分開,並由專業受託人管轄及由獨立基金經理管理。

在強制性公積金計劃(「強積金計劃」)中,本集團之供款乃根據香港強制性公積金計劃條例所界定之僱員有關入息之百分之五供款,每月供款額最高為港幣1,000元,作為費用支銷。

(l) 外幣兑換

外幣交易按交易日期之匯率兑換為港幣。以外幣結算之貨幣資產與負債已按資產負債表結算日之兑換率伸算。所有匯兑差額已列入營業溢利賬項中。

以外幣結算之附屬公司資產負債表乃按資產負債表結算日之兑換率伸算為港幣,而損益表按平均兑換率伸算。匯兑差額已作為匯兑變動儲備金之變動處理。

1. 主要會計政策(續)

(i) 收入確認

(i) 樓宇出售

在樓宇擁有權之主要風險及得益已轉給買家及本集團再沒有因擁有權而對該等已售物業維持理及控制權後,出售樓宇之收益方計算入賬。本集團認為擁有權之主要風險及得益在該樓宇或中已訂約出售之部份正式建成及有關入伙紙發出後方為轉妥。

(ii) 租金收入

來自出租投資物業及其他物業之租金收入根據租約期按直線法計算入賬。

(iii) 利息收入

利息收入根據本金及利率按時間比例入賬。

(iv) 股息收入

股息收入在本集團收取股息之權利確立後入賬。

(v) 物業管理收入

物業管理收入在提供服務後入賬。

(j) 營業性租賃

資產擁有權之全部得益及風險實質地由出租公司保留之租約,皆作為營業性租賃入賬。營業性租賃租金支出或收益,於租約期內在損益表中採用直線攤銷法支銷或記作收入。

1. 主要會計政策(續)

(g) **其他固定資產**

其他固定資產是以成本值減累積折舊及累積減值入賬。折舊乃採用直線攤銷法按折舊年率百分之二十就各項資產之估計可用年限內撇銷其成本值減累積減值。

於年結時,其他固定資產之賬面值均按外來與內部資料檢討,以評估是否有減值情況。如有減值情況,估計其可收回價值並將減值於損益表中入賬。

出售固定資產所得之收益或虧損乃該等資產之淨出售收入與面值之差額,並於損益表中入賬。

(h) **遞延税項**

遞延税項採用負債法就資產負債之税基與它們在財務報表之賬面值兩者之暫時差異作全數撥備。遞延税項採用在結算日前已頒佈或實質頒佈之税率釐定。

遞延税項資產乃就有可能將未來應課税溢利與可動用之暫時差異抵銷而確認。

往年度,遞延税項採用負債法就預計在短期內逆轉之主要税損及加速税項折舊之重大時間差作撥備。此會計政策已因採納會計實務準則第12號(經修訂)而變動;因此,集團之儲備金於二零零二年四月一日及二零零三年四月一日分別增加港幣七百四十萬元及港幣一千零八十萬元。是項調整導致二零零三年三月三十一日之遞延税項資產增加港幣一千零八十萬元,而二零零三年三月三十一日止年度之虧損減少港幣三百四十萬元。

1. 主要會計政策(續)

(d) **投資證券**

投資證券是以成本值扣除撥備入賬。

個別投資按資產負債表結算日之公平值與面值比較。當非短暫性下調發生時,該投資面值將下調至平值。撥備額在損益表中作為費用支銷。

(e) **供出售及發展中物業**

供出售及發展中物業乃按成本值及估計可變現淨值之較低者入賬。成本值包括供物業發展用之貸款支出之利息及財務費用。可變現淨值乃根據在正常市況下估計物業可售得之價值扣除所有預測之支出

(f) **投資物業**

投資物業乃所持土地樓房之權益,而該等土地樓房之建築及發展工程業已完竣,並持作投資之用。

持有之投資物業,若其租約有效期尚餘超過二十年,皆每年由獨立專業測計師估值。估值是以有關個物業之公開市值為計算基準,而土地跟樓房則不設分開列值,所得估值乃包括於年度賬目內。增值部撥入投資物業估值儲備金;減值部份首先以整個投資物業組合為基礎與先前增值之部份對銷,其後從營業溢利支銷。其後如有任何增值,最高按先前支銷之金額為限撥入營業溢利。

持有之投資物業,若其租約有效期尚餘二十年或以下,則於租約尚餘期內折舊。

當出售投資物業時,該有關投資物業重估儲備部份將從投資物業重估儲備轉入損益表內。

1. 主要會計政策

編製本賬目所採用之主要會計政策列述如下:

(a) **編製基準**

本賬目乃按照符合香港普遍採納之會計原則及香港會計師公會所頒佈之香港會計實務準則而編製。本賬目按歷史成本慣例編製,惟投資物業及聯營公司經重估修訂後入賬。

本年度內,本集團採納由香港會計師公會頒佈之會計實務準則第12號(經修訂)「所得税」。採納會計實務準則第12號(經修訂)構成本集團會計政策之變動如附註(h)所詳述。

(b) **綜合賬之基本原則**

(i) 本集團綜合賬目,包括截至二零零四年三月三十一日止年度本公司與各附屬公司之賬目,及本集團所攤佔聯營公司之業績與所佔其自收購後之儲備金。合併入集團綜合賬之聯營公司,其賬目結算日期均不早於本公司結算日期六個月。若有重大事項於聯營公司結算日及本集團結算日期間發生,本集團之綜合賬目將就該事項予以調整。

(ii) 附屬公司乃指本集團直接或間接控制其投票權百分之五十以上,能監管其財政及經營政策,能聘用或罷免其董事會之大部份成員或在董事會會議中投大部份選票之公司。

(iii) 在年內購入或售出之附屬公司,其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

(iv) 在本公司之資產負債表內,附屬公司之投資以成本值減減值準備入賬。本公司將附屬公司之業績按股息收入入賬。

(c) **聯營公司**

聯營公司乃附屬公司以外,本集團持有其股權作為長期投資,並對其管理有重要影響力之公司。

聯營公司之投資在綜合資產負債表內是以集團攤佔其資產淨值(經就反映董事局對聯營公司持有物業之估值調整後)計算。

綜合現金流量表

（截至二零零四年三月三十一日止年度）

	附註	2004 港幣百萬元	20(港幣百萬
經營活動所得之現金流量			
經營活動所得之現金流出	*28*	**(22.4)**	(20
已付利息		**(4.2)**	(7
退回／（已付）香港利得稅		**0.4**	(2
經營活動所得之淨現金流出		**(26.2)**	(3(
投資活動所得之現金流量			
購買固定資產		**(0.2)**	((
已收利息		**0.2**	(
已收聯營公司股息		**14.4**	8
證券投資		**(18.8)**	(1
應收按揭貸款增加		**(2.7)**	((
貸款償還自聯營公司		**9.8**	
投資活動之淨現金流入		**2.7**	7(
融資活動所得之現金流量			
新借銀行貸款		**38.7**	7
償還銀行貸款		**(21.0)**	(8
已派股息		**(12.4)**	(2
融資活動之淨現金流入／（流出）		**5.3**	(3
銀行存款及現金（減少）／增加淨額		**(18.2)**	1
年初之銀行存款及現金		**75.8**	6
外幣匯率變動之影響		**(0.1)**	
年終之銀行存款及現金		**57.5**	7

綜合股東權益變動表

（截至二零零四年三月三十一日止年度）

	附註	2004 港幣百萬元	2003 （經重列） 港幣百萬元
年初之股東權益，如前呈報		**4,092.2**	4,571.3
採納會計實務準則第12號（經修訂）（附註1(h)）	*20*	**10.8**	7.4
年初之股東權益，經重列		**4,103.0**	4,578.7
匯兑調整	*20*	**(0.1)**	–
重估物業盈餘／（虧損）			
－本公司及附屬公司	*20*	**7.3**	(28.1)
－聯營公司	*20*	**297.2**	(132.5)
未於綜合損益表確認之盈利／（虧損）淨額		**304.4**	(160.6)
本年度溢利／（虧損）	*20*	**101.4**	(290.4)
股息	*20*	**(12.4)**	(24.7)
年終之股東權益		**4,496.4**	4,103.0

資產負債表

（二零零四年三月三十一日結算）

	附註	2004 港幣百萬元	20 港幣百萬
附屬公司	12	**2,897.6**	2,894
流動資產			
銀行存款及現金		**1.8**	1
流動負債			
應付賬款、按金及未付款項	18	**2.3**	[illegible]
流動負債淨值		**(0.5)**	(
總資產減流動負債		**2,897.1**	2,89
資金來源：			
股本	19	**61.7**	6
儲備金	20	**2,816.9**	2,83
擬派末期股息	20	**18.5**	
股東權益		**2,897.1**	2,89

董事局於二零零四年六月二十四日通過上述賬目。

陳斌

李永修

董事

綜合資產負債表

(二零零四年三月三十一日結算)

	附註	2004 港幣百萬元	2003 (經重列) 港幣百萬元
固定資產	11	**157.7**	150.4
聯營公司	13	**1,490.8**	1,187.5
投資證券	14	**55.8**	47.1
遞延税項資產	22	**12.8**	10.8
應收按揭貸款	15	**23.3**	20.9
流動資產			
待售物業	16	**2,739.7**	2,770.6
發展中物業		**474.2**	129.6
應收按揭貸款	15	**0.3**	—
應收退税		**—**	1.0
應收賬款、按金及預付款項	17	**58.0**	15.6
銀行存款及現金		**57.5**	75.8
		3,329.7	2,992.6
流動負債			
應付賬款、按金及未付款項	18	**86.9**	63.8
銀行貸款－有抵押		**98.9**	69.0
銀行貸款－無抵押		**63.0**	70.0
長期負債之現期部份	21	**42.0**	4.0
應付地價		**225.0**	—
應付税項		**1.1**	—
		516.9	206.8
流動資產淨值		**2,812.8**	2,785.8
總資產減流動負債		**4,553.2**	4,202.5
資金來源：			
股本	19	**61.7**	61.7
儲備金	20	**4,416.2**	4,041.3
擬派末期股息	20	**18.5**	—
股東權益		**4,496.4**	4,103.0
長期負債	21	**54.9**	98.1
遞延税項負債	22	**1.9**	1.4
已運用資金		**4,553.2**	4,202.5

董事局於二零零四年六月二十四日通過上述賬目。

陳斌
李永修
董事

綜合損益表

（截至二零零四年三月三十一日止年度）

	附註	**2004**	20
			（經重
		港幣百萬元	*港幣百萬*
營業額	*2*	**182.6**	19
出售樓宇成本		**(72.5)**	(8
物業開支		**(31.3)**	(3
毛利		**78.8**	8
行政開支		**(36.8)**	(3
就待售物業撥備之轉回／（撥備）		**41.6**	(36
投資證券撥備		**(10.1)**	(1
營業溢利／（虧損）	*3*	**73.5**	(33
財務費用	*6*	**(2.2)**	(
攤佔聯營公司溢利		**38.0**	5
除税前溢利／（虧損）		**109.3**	(28
税項	*7*	**(7.9)**	(
股東應佔溢利／（虧損）	*8*	**101.4**	(29
股息	*9*	**30.9**	1
每股盈利／（虧損）	*10*	**$0.16**	($0

財政報告

本人謹以欣悦之心情報告截至二零零四年三月三十一日止年度已審核股東應佔集團溢利為港幣一億零一百四十萬元，去年同期則有虧損港幣二億九千零四十萬元。營業溢利得以改善主要因為香港物業市場已復甦過來。

本年度中期股息港幣二仙已於二零零四年二月二十日派發。董事局建議派發末期股息每股港幣三仙予二零零四年九月一日已登記之股東。如此項建議於股東週年大會獲通過，末期股息將於二零零四年九月八日派發，本年度派息總額將為每股港幣五仙，與去年之派息相比，增加百分之一百五十。

地產發展

回顧本年度，本集團購入下列兩個地盤，提供可發展樓面總面積六萬五千三百三十平方呎：

(1) 位於郊區建屋地段647號賓吉道，將重建為二萬三千三百三十平方呎之高級住宅物業。

(2) 位於加利福尼亞州之San Clemente Technology Park III，將發展為四萬二千平方呎之工業樓宇。

位於春坎角之高級住宅發展物業建築工程將於今年十月完竣並會於工程快將完成時推出發售。

位於加利福尼亞州之San Clemente Technology Park II 發展物業之建築工程將於今年七月完成，所有單位已全部預售。

酒店

本集團擁有百分之三十五權益之喜來登酒店業務於二零零三年上半年度受到非典型肺炎疫情之負面影響。然而，疫情過後，酒店業務由二零零三年第四季開始復甦起來，步伐較預期強勁。由於有更緊密經貿關係安排，內地來港自由行旅客及香港的經濟表現有所改進，今後數年整體酒店業務將會有強勁增長。

高科技投資

美國高科技行業已漸見復甦，尤其是生物科技行業方面。集團已投資之基金中有一些公司正準備於短期內上市。

展望

香港物業市道在過去之六個月展現出非常顯著的復甦。自非典型肺炎疫情結束後，某些物業類別的造價錄得高達百分之一百的升幅，高級住宅物業便是其中表現最好之一，這正是本集團專注發展的項目。未來數年高級住宅物業的需求將會強勁，對獨立式或半獨立式洋房的需求尤甚，可是供應量依然有限。預期本集團於發展高級住宅物業方面將會為股東帶來重大回報。

最後本人謹對公司同寅之勤奮與忠誠深表感謝。

董事局主席
陳斌

香港，二零零四年六月二十四日

人力資源

除聯營公司外，本集團於香港及美國兩地僱用共二百三十三名員工。於二零零四年三月三十一日止年度僱員開支（不包括董事酬金）達港幣四千三百二十萬元。本集團按年檢討僱員之薪酬，其他僱員福利包括醫療津貼、無需僱員供款之公積金計劃及強制性公積金計劃。

或然負債

本公司提供貸款擔保予部份全資附屬公司以取得銀行貸款。

公司監管

本年度內，本公司一直遵守聯交所證券上市規則附錄十四之最佳應用守則（「上市規則」），惟因根據本公司之細則規定，獨立非執行董事須在股東週年大會上輪值告退及重選連任，彼等之任期並無指明。

關連交易

本集團於截至二零零四年三月三十一日止年度沒有進行根據上市規則之有關連人士交易。

審核委員會

董事局已成立審核委員會，並以書面清楚列出其權力及權責範圍。審核委員會之功能是協助董事局提供獨立審核本集團之財務匯報程序及內部監管機制。審核委員會由三名非執行董事組成，包括郭志樑先生、胡祖雄先生及陳秀清女士。

核數師

本公司核數師羅兵咸永道會計師事務所審核本年度賬目完竣，彼等願意侯聘續任。

承董事局命
董事局主席
陳斌

香港，二零零四年六月二十四日

主要供應商及客戶

本年度內，本集團首五大供應商及最大供應商佔集團採購總額分別約百分之八十七及百分之五十四，而首五大客戶及最大客戶則佔集團營業總額分別約百分之十及百分之三。

於二零零四年三月三十一日，本公司各董事及其聯繫人或任何股東（就董事所知擁有本公司股份百分之五或以上者）並無實益持有該五大供應商或五大客戶之權益。

業務回顧

流動資金狀況及財務資源

本集團所需之資金來自現有現金、內部產生之現金及部份按需要以浮息率向銀行借貸。其他資金來源包括來自聯營公司之股息收入。

於二零零四年三月三十一日，本集團在扣除現金後之貸款淨額為港幣二億零一百三十萬元，而去年為港幣一億六千五百三十萬元。本集團之貸款以投資物業及本集團其他物業作抵押，物業賬面總值港幣九億六千六百四十萬元。本集團所有貸款中約百分之八十八點四為港元，其餘百分之十一點六則為美元。由於美元貸款與本集團於美國之業務有直接關連，因此該等貸款大部份與同一貨幣之資產互相抵銷。

於年結時，本集團之貸款中約百分之七十八點八須於一年內償還而百分之二十一點二須於二至五年內償還。

資產負債比率（即銀行借貸佔股東權益之比率）於二零零四年三月三十一日維持於百分之五點八之低水平，而去年則為百分之五點九。

於二零零四年三月三十一日，本集團已獲批核但未動用之信貸額為港幣二億九千一百七十萬元。連同於未來十二個月內因出租及出售集團之物業而向租戶及買家收取之款項，本集團之流動資金將足夠應付預計來年營運資金之需求。

庫務政策

本集團之整體庫務及融資政策以風險管理及控制為主。集團之資產及負債均以港元或美元結算，因而將本集團面對之外匯波動風險減至最低。然而本集團仍會密切監察整體貨幣及利率風險，如認為適當時，會作貨幣風險對沖之措施。

本年度內或年結時，本公司或各附屬公司並無訂立任何有關本集團之業務而本公司董事直接或間佔有重大權益之重大合約。

本公司或各附屬公司在本年度內並無參與任何協議致令本公司董事取得本公司或其他公司之股或債券而獲得利益。

主要股東

於二零零四年三月三十一日，依證券條例第336條設置之主要股東登記冊，顯示本公司已接獲有關列合共持有本公司發行股本百分之五或以上權益之通知。此等權益並不包括於以上透露之董事及政總裁之權益：

姓名	股份數
陳潘慧娟	96,185,3

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零零四年三月三十一日，本公司並無獲任何其他人士（上文披露之一名本司董事除外）知會，彼於本公司股份或相關股份中擁有須記錄於本公司依據證券條例第336條而設之登記冊之權益或淡倉。

股份購買、出售或贖回

本年度內，本公司並無贖回任何公司股份。另本公司或各附屬公司於年內均無購買或出售本公司何股份。

優先購買權

對於有關發行公司新股，百慕達之法例並無優先購買權規定。

管理合約

本年度內本公司並無就全盤業務或其中重大部份簽訂或存有管理及行政合約。

根據本公司規章第八十四則，胡祖雄先生輪值告退，惟如再獲選，願繼續連任。

本公司各董事與公司並無訂立一年內終止即需就未屆滿期間作出賠償之服務合約。

* 獨立非執行董事

董事及高層管理人員之簡歷

董事及高層管理人員之簡歷詳列於第三及四頁內。

董事權益

於二零零四年三月三十一日，依證券及期貨條例（「證券條例」）第352條而設置之登記冊所載記錄，各董事及行政總裁在本公司股份之權益如下：

	股份數目				
姓名	個人權益	家族權益	法團權益	其他權益	**總數**
陳斌	107,908,971	—	*61,335,074	—	**169,244,045**
陳秀清	20,132,706	—	—	—	**20,132,706**
郭志樑	221,212	—	—	—	**221,212**
李永修	54,000	—	—	—	**54,000**

* 註 — 該等股份透過陳斌先生一間全資擁有公司持有。

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外，根據本公司依據證券條例第352條而設置之登記冊所記錄或本公司及香港聯合交易所有限公司（「聯交所」）根據上市公司董事進行證券交易的標準守則所獲通知，各董事及行政總裁及彼等之聯繫人士概無在本公司或其任何相聯法團（定義於證券條例第XV部內界定）之股份或相關股份中擁有任何權益或淡倉。

於本年度內，本公司並無授予其董事或行政總裁任何可認購本公司股份之權利。

董事局報告書

董事局謹向各股東提呈截至二零零四年三月三十一日止年度之董事報告及已審核賬目。

主要業務

本公司之主要業務為投資控股。附屬公司之主要業務包括物業投資及發展、投資控股及物業管理，詳列於賬目附註二十九內。

本集團之業績按業務及地域分部詳列於賬目附註二內。

業績及分配

本集團截至二零零四年三月三十一日止年度之業績詳列於第十一頁之綜合損益表內。

董事局已於二零零四年二月二十日派發中期股息每普通股港幣二仙，合共港幣一千二百四十萬元

董事局建議派發末期股息每普通股港幣三仙，合共港幣一千八百五十萬元給予於二零零四年九月日已登記之股東。

儲備金

本年度本集團與本公司儲備金之變動詳列於賬目附註二十內。

固定資產

本年度本集團固定資產之變動詳列於賬目附註十一內。

財務概要

本集團之五年財務概要詳列於第四十四頁內。

長期負債

本集團長期負債詳列於賬目附註二十一內。

物業

本集團之主要物業列於第四十二及四十三頁內。

董事局

本公司於年內及本報告日期之董事為陳斌、郭志樑*、李永修、胡祖雄*及陳秀清。

高層管理人員(續)

營業及物業管理部主管

袁定華,FCCA,五十二歲,本集團之物業部經理。一九八零年加入本集團為會計主任。一九九一年調任營業及物業管理部主管。加入本集團前彼為一上市公司之內部核數師,於商業會計及核數、物業管理及銷售業務方面具有超過二十五年經驗。

美國業務之主管

潘志雄,BA MSc MBA,五十七歲,美國業務副總裁。彼於一九八八年加入本集團,於美國之地產發展、土木工程及建築工程方面具有超過二十五年之工作經驗。潘先生為本公司董事陳斌先生及陳秀清小姐之表兄。

會計及財務部主管

林威廉,MBA FCCA AHKSA AICPA,四十歲,本集團總會計。彼於一九九六年加入本集團,具有超過十五年商業及執業會計之工作經驗。

公司秘書部主管

譚綺霞,FCIS,五十三歲,本集團公司秘書。於一九八一年加入本集團前彼為一間國際公司之特許秘書及法律事務主任。她於公司秘書服務方面具有超過二十五年之工作經驗。

資訊技術部主管

鄧永業,MBA,五十四歲,本集團資訊技術部經理及機構事務部高級經理。一九七九年加入本集團為會計主任,一九八二年調往資訊技術部。加入本集團前彼為一上市公司之內部核數師,於商業會計、公司核數及資訊技術方面具有超過二十五年經驗。

人力資源部主管

黃金鳳,MBA,三十九歲,本集團人力資源部經理。於一九九三年加入本集團前彼為一國際酒店集團之助理人事經理。彼於人力資源管理方面具有超過十五年之工作經驗。

董事及高層管理人員之簡歷

董事

陳斌，SB HonLLD
陳斌，五十三歲，一九七三年加入本集團，一九七五年獲委任為本集團董事，一九八一年晉升為主席。陳先生於建築界、地產發展及投資業務方面累積超過二十五年經驗，現為MIT Sloan School of Management Dean's Advisory Council及嶺南大學校董會成員，香港中華總商會會董及香港地產建設商會會董。陳先生乃本公司董事陳秀清小姐之兄。

陳秀清，BA
陳秀清，五十一歲，一九八一年起出任本集團董事。她現時為胡關李羅律師行合夥人，為本集團提供法律顧問服務。陳小姐乃本公司主席陳斌先生之妹。

郭志樑，BA MBA
郭志樑，五十五歲，一九八三年起出任本集團董事。郭先生於銀行及金融業務方面具有超過二十五年管理經驗。郭先生現為永安國際集團有限公司、永安國際有限公司、香港康體發展局香港教練培訓委員會及香港中文大學崇基學院書院校董會主席，香港中文大學校董會校董，香港城市大學校董會成員，稅務上訴委員會委員，香
外展信託基金會會員，人事登記審裁處審
員，香港帆船協會會長及中國香港體育協
暨奧林匹克委員會副會長。

李永修，BA DipMS
李永修，五十一歲，一九九四年加入本集
一九九七年獲委任為本集團董事。加入本
團前彼為一加拿大地產建築策劃顧問公司
工程策劃經理，在香港及加拿大積逾二十
年工程策劃之工作經驗。李先生亦為本集
工程策劃及建築控制總監。

胡祖雄，BSc
胡祖雄，六十六歲，二零零零年獲委任為本團董事。胡先生現為唐天燊律師行顧問。

高層管理人員

建築部主管

李新元，BSc MASc，六十二歲，本集團建
經理。於一九九一年加入本集團前彼為多
主要上市地產發展商之建築部經理，在
及新加坡之建築界積逾二十五年經驗。

公司資料

董事局

陳斌　主席
陳秀清
*郭志樑
李永修
*胡祖雄

*獨立非執行董事

審核委員會

郭志樑　主席
陳秀清
胡祖雄

秘書

譚綺霞

銀行

花旗銀行
恒生銀行
東亞銀行
香港上海滙豐銀行
UFJ Bank Limited

核數師

羅兵咸永道會計師事務所
執業會計師

註冊辦事處

Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

總辦事處

香港中環遮打道三號A
香港會所大廈二十樓
電話：2532 2688, 2522 3112
圖文傳真機：2810 4108
2868 5230
2877 2487
網址：http://www.taicheung.com

股票登記過戶處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

香港股票登記過戶處

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓

預託證券機構

The Bank of New York
American Depositary Receipts
101 Barclay Street,
22nd Floor West,
New York, NY 10286,
U.S.A.

財務摘要

	2004	2003 (經重列)	
	港幣百萬元	*港幣百萬元*	百分比轉
股東應佔溢利／(虧損)	**101.4**	(290.4)	不適
股息	**30.9**	12.4	+15
股東權益	**4,496.4**	4,103.0	+1
每股盈利／(虧損)	**$0.16**	($0.47)	不適
每股股息	**$0.05**	$0.02	+15

大昌集團有限公司

（於百慕達註冊成立之有限公司）

二零零四年度年報